THE MEMBERSHIP INTERESTS DESCRIBED IN AND REPRESENTED BY THIS AGREEMENT HAVE NOT BEEN REGISTERED UNDER ANY SECURITIES LAWS, AND THE TRANSFERABILITY OF THE MEMBERSHIP INTERESTS IS THEREFORE RESTRICTED. THE MEMBERSHIP INTERESTS MAY NOT BE SOLD, ASSIGNED OR TRANSFERRED, NOR WILL ANY ASSIGNEE, BUYER, DONEE, TRANSFEREE OR ENDORSEE BE RECOGNIZED AS HAVING AN INTEREST IN SUCH MEMBERSHIP INTEREST ISSUED BY THE COMPANY FOR ANY PURPOSE, UNLESS (1) A REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, AS AMENDED, WITH RESPECT TO SUCH MEMBERSHIP INTEREST SHALL THEN BE IN EFFECT AND SUCH TRANSFER HAS BEEN QUALIFIED UNDER APPLICABLE STATE SECURITIES LAW, OR (2) THE AVAILABILITY OF AN EXEMPTION FROM REGISTRATION AND QUALIFICATION SHALL BE ESTABLISHED TO THE SATISFACTION OF THE COMPANY AND ITS COUNSEL. THE MEMBERSHIP INTERESTS DESCRIBED IN AND REPRESENTED BY THIS AGREEMENT ARE SUBJECT TO FURTHER RESTRICTIONS AS TO THEIR SALE, TRANSFERABILITY OR ASSIGNMENT AS MORE FULLY DESCRIBED HEREIN AND AGREED TO BY EACH MEMBER. SAID RESTRICTIONS INCLUDE, AMONG OTHER THINGS, THAT NO VENDEE, TRANSFEREE OR ASSIGNEE SHALL BECOME A SUBSTITUTE MEMBER WITHOUT THE CONSENT OF THE REMAINING MEMBERS OR AS PROVIDED FOR BELOW.

OPERATING AGREEMENT
OF
ILEX ORGANICS, LLC

THIS OPERATING AGREEMENT (the "**Agreement**") is entered into as of the 10th day of June, 2021 ("**Effective Date**"), by and among the undersigned Members of Ilex Organics, LLC.

WHEREAS, Ilex Organics, LLC (the "**Company**") was established as a limited liability company under the laws of the State of Delaware and the Delaware Limited Liability Company Act, pursuant to a Certificate of Formation dated May 26, 2021;

WHEREAS, the Members wish to enter into this Agreement setting forth the terms and conditions governing the operation and management of the Company.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE 1
DEFINITIONS

1.1 **Definitions**. As used herein with their initial letters capitalized, the following terms shall have the indicated meanings. Any terms with their initial letters capitalized and not otherwise defined herein shall have the meaning set forth in the Act. The singular shall include the plural and the masculine gender shall include the feminine and neuter, and vice versa, as the context requires.

"**Accountant**" shall have the meaning as set forth in Section 14.3.3.

"**Act**" means the Delaware Limited Liability Company Act, Title 6, Chapter 18, §§ 18-101, et seq, and any successor statute, as it may be amended from time to time (and any corresponding provisions of succeeding law).

"**Adjusted Capital Account Deficit**" means, with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the relevant Fiscal Year, after giving effect to the following adjustments:

(a) crediting to such Capital Account any amount which such Member is obligated to restore or is deemed to be obligated to restore pursuant to Treasury Regulations Sections 1.704-1(b)(2)(ii)(c), 1.704-2(g)(1) and 1.704-2(i); and

(b)	debiting to such Capital Account the items described in Treasury Regulation Section 1.704-1(b)(2)(ii)(*d*)(*4*), (*5*) and (*6*).

The foregoing definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

"**Adjusted Taxable Income**" of a Member for a Fiscal Year (or portion thereof) with respect to Units held by such Member means the federal taxable income allocated by the Company to the Member with respect to such Units (as adjusted by any final determination in connection with any tax audit or other proceeding) for such Fiscal Year (or portion thereof); *provided*, that such taxable income shall be computed (i) minus any excess taxable loss or excess taxable credits of the Company for any prior period allocable to such Member with respect to such Units that were not previously taken into account for purposes of determining such Member's Adjusted Taxable Income in a prior Fiscal Year to the extent such loss or credit would be available under the Code to offset income of the Member (or, as appropriate, the direct or indirect members of the Member) determined as if the income, loss, and credits from the Company were the only income, loss, and credits of the Member (or, as appropriate, the direct or indirect members of the Member) in such Fiscal Year and all prior Fiscal Years, and (ii) taking into account any special basis adjustment with respect to such Member resulting from an election by the Company under Code Section 754.

"**Affiliate**" means, with respect to a Member or a specified Person, (a) any Person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, a Member or the specified Person and (b) any Person that is an manager, director, trustee, member or general partner of, or serves in a similar capacity with respect to, a Member or the specified Person, or of which the Member or the specified Person is a manager, director, trustee, member or general partner, or with respect to which a Member or the specified Person serves in a similar capacity. For purposes of this definition the term "control" when used with respect to a Person means (i) the beneficial ownership (as defined in Rule 13d-3 promulgated under the Securities and Exchange Act of 1934, as amended) of ten percent (10%) or more of the voting interests in such Person, or (ii) the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

"**Agreed Value**" means, with respect to any asset of the Company, its fair market value determined in good faith by the Board at the following times:

(a)	The Agreed Value of property contributed to the Company shall be determined on the date of contribution of such property to the Company.

(b)	The Agreed Value of property distributed to any Member shall be determined on the date of distribution of such property to such Member.

(c)	The Agreed Value of Company property determined in accordance with subparagraph (iii) of the definition of Capital Account shall be determined at the times provided therein.

"**Agreement**" means this Operating Agreement as originally executed and as amended from time to time in accordance with its terms, as the context requires. Words such as "herein," "hereinafter," "hereto," "hereby," and "hereunder," when used with reference to this Agreement, refer to this Agreement as a whole, including Exhibits, unless the context otherwise requires.

"**Applicable Law**" means all applicable provisions of (a) constitutions, treaties, statutes, laws (including the common law), rules, regulations, decrees, ordinances, codes, proclamations, declarations or orders of any Governmental Authority; (b) any consents or approvals of any Governmental Authority; and (c) any orders, decisions, advisory or interpretative opinions, injunctions, judgments, awards, decrees of, or agreements with, any Governmental Authority.

"**Applicable Percentage**" shall have the meaning as set forth in Section 5.1.

"**Approve**", "**Approved**" or "**Approval**" mean, as to the subject matter thereof and as the context may require, an express approval contained in a written statement signed by the approving Person. "Approved by the

Members" or "Members Approval" means, unless otherwise expressly provided for in this Agreement, that the matter or action in question has been Approved by the affirmative vote of the Members holding a majority of the Company Class A Units. "Approved by the Board" or "Board Approval" means, unless otherwise expressly provided for in this Agreement, that the matter or action in question has been Approved by the affirmative vote of the Directors who control a majority of the votes on the Board of Directors.

"**Appraisal**" shall have the meaning as set forth in Section 12.7.

"**Asset Appraisal**" shall have the meaning as set forth in Section 14.3.3.

"**Assets**" shall have the meaning as set forth in Section 14.3.3.

"**Board**" means the Board of Directors of the Company.

"**Board Sale Notice**" shall have the meaning as set forth in Section 12.10.2.

"**Book Depreciation**" means, with respect to any Company asset for each Fiscal Year, the Company's depreciation, amortization, or other cost recovery deductions determined for federal income tax purposes, except that if the Book Value of an asset differs from its adjusted tax basis at the beginning of such Fiscal Year, Book Depreciation shall be an amount which bears the same ratio to such beginning Book Value as the federal income tax depreciation, amortization, or other cost recovery deduction for such Fiscal Year bears to such beginning adjusted tax basis; *provided*, that if the adjusted basis for federal income tax purposes of an asset at the beginning of such Fiscal Year is zero and the Book Value of the asset is positive, Book Depreciation shall be determined with reference to such beginning Book Value using any permitted method selected by the Board in accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(*g*)(3).

"**Book Value**" means, with respect to any Company asset, the adjusted basis of such asset for federal income tax purposes, except as follows:

(c)   the initial Book Value of any Company asset contributed by a Member to the Company shall be the gross Fair Market Value of such Company asset as of the date of such contribution;

(d)   immediately prior to the Distribution by the Company of any Company asset to a Member, the Book Value of such asset shall be adjusted to its gross Fair Market Value as of the date of such Distribution;

(e)   the Book Value of all Company assets shall be adjusted to equal their respective gross Fair Market Values, as determined by the Board, as of the following times:

(i)   the acquisition of an additional Membership Interest in the Company by a new or existing Member in consideration of a Capital Contribution of more than a *de minimis* amount;

(ii)   the Distribution by the Company to a Member of more than a *de minimis* amount of property (other than cash) as consideration for all or a part of such Member's Membership Interest in the Company;

(iii)   the grant to a Service Provider of any Incentive Units; and

(iv)   the liquidation of the Company within the meaning of Treasury Regulation Section 1.704-1(b)(2)(ii)(*g*); *provided*, that adjustments pursuant to clauses (i), (ii) and (iii) above need not be made if the Board reasonably determines that such adjustment is not necessary or appropriate to reflect the relative economic interests of the Members and that the absence of such adjustment does not adversely and disproportionately affect any Member;

(f)   the Book Value of each Company asset shall be increased or decreased, as the case may be, to reflect any adjustments to the adjusted tax basis of such Company asset pursuant to Code Section 734(b) or

Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Account balances pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(*m*); *provided*, that Book Values shall not be adjusted pursuant to this paragraph (d) to the extent that an adjustment pursuant to paragraph (c) above is made in conjunction with a transaction that would otherwise result in an adjustment pursuant to this paragraph (d); and

(g)   if the Book Value of a Company asset has been determined pursuant to paragraph (a) or adjusted pursuant to paragraphs (c) or (d) above, such Book Value shall thereafter be adjusted to reflect the Book Depreciation taken into account with respect to such Company asset for purposes of computing Net Income and Net Losses.

"**Business Day**" means a day other than a Saturday, Sunday or other day on which commercial banks in Clarksdale, Mississippi are authorized or required to close.

"**Capital Account**" means, with respect to any Member, the Capital Account maintained for such Member in accordance with the following provisions:

(a)   There shall be credited to each Member's Capital Account (i) the amount of cash and the Agreed Value of any property contributed to the Company by the Member, (ii) such Member's distributive share of Profits, (iii) any items in the nature of income or gain which are allocated to such Member pursuant to Section 4.2 or 4.4 hereof, and (iv) the amount of any Company liabilities assumed by such Member or which are secured by any property of the Company distributed to such Member.

(b)   There shall be debited to each Member's Capital Account (i) the amount of cash and the Agreed Value of any property of the Company distributed to such Member, (ii) such Member's distributive share of Losses, (iii) any items in the nature of expenses or losses which are allocated to such Member pursuant to Section 4.3 or 4.4 hereof, and (iv) the amount of any liabilities of such Member assumed by the Company or which are secured by any property contributed by such Member or the Company.

(c)   The Capital Account of each Member shall be adjusted to reflect the Agreed Values of the assets of the Company, as determined by the Members, at the following times: (i) the acquisition of an additional interest in the Company by any new or existing Member in exchange for more than a de minimis Capital Contribution; (ii) the distribution by the Company to a Member of more than a de minimis amount of property of the Company as consideration for an interest in the Company if the President reasonably determines that such adjustment is necessary or appropriate to reflect the relative economic interests of the Members in the Company; and (iii) the liquidation of the Company within the meaning of Regulations Section 1.704-1(b)(2)(ii)(g);

(d)   In the event any Units are Transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the Transferred interest.

(e)   In determining the amount of any liability for purposes of subparagraphs (a) and (b) above, there shall be taken into account Code Section 752(c) and any other applicable provisions of the Code and Regulations.

The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts shall be interpreted to comply with Regulations Section 1.704-1(b), and shall be interpreted and applied in a manner consistent with such Regulations. In the event the Board shall determine that it is prudent to modify the manner in which the Capital Accounts, or any debits or credits thereto are computed in order to comply with such Regulations, the Board may make such modification, provided that it is not likely to have a material effect on the amounts distributable to any Member pursuant to Section 5.3 hereof upon the dissolution of the Company. The Board also shall make any appropriate modifications in the event unanticipated events might otherwise cause this Agreement not to comply with Regulations Section 1.704-1(b).

"**Capital Contribution**" or "**Contributed Capital**" means, with respect to any Member, the amount of money and the Agreed Value of any property (other than money) contributed to the Company with respect to any Units in the Company acquired or held by such Person.

"**Certificate of Formation**" means the Certificate of Formation of the Company, as filed with the Secretary of State of the State of Delaware on May 26, 2021, and as amended.

"**Change of Control**" means: (a) the sale of all or substantially all of the consolidated assets of the Company and the Company Subsidiaries to a Third Party Purchaser; (b) a sale resulting in no less than a majority of the Class A Units on a Fully Diluted Basis being held by a Third Party Purchaser; or (c) a merger, consolidation, recapitalization, or reorganization of the Company with or into a Third Party Purchaser that results in the inability of the Class A Members to designate or elect a majority of the Managers (or the board of directors (or its equivalent) of the resulting entity or its parent company).

"**Class A Members**" means the holders of Class A Units.

"**Class A Units**" means those Units which are designated as Class A Units on **Exhibit A** attached hereto. Class A Units have Financial and Governance Rights.

"**Class B Members**" means the holders of Class B Units.

"**Class B Units**" means those Units which are designated as Class B Units on **Exhibit A** attached hereto. Class B Units shall only have Financial Rights and no Governance Rights.

"**Code**" means the Internal Revenue Code of 1986, as amended from time to time. All references herein to sections of the Code shall include any corresponding provision or provisions of succeeding law.

"**Company**" means Ilex Organics, LLC, a Delaware limited liability company, and the limited liability company formed by the parties to this Agreement.

"**Company Minimum Gain**" means "partnership minimum gain" as defined in Section 1.704-2(b)(2) of the Treasury Regulations, substituting the term "Company" for the term "partnership" as the context requires.

"**Damages**" shall have the meaning as set forth in Section 9.2.

"**Deceased Member**" shall have the meaning as set forth in Section 12.7.

"**Decision Period**" shall have the meaning as set forth in Section 12.10.2.

"**Decision Notice**" shall have the meaning as set forth in Section 12.10.2.

"**Director**" means any natural person serving on the Board of the Company in accordance with the terms hereof.

"**Director Major Decisions**" shall have the meaning as set forth in Section 7.11.

"**Dispute**" shall have the meaning as set forth in Section 16.1.

"**Dissolution**" shall have the meaning as set forth in Section 5.3.

"**Distribution**" means a distribution made by the Company to a Member, whether in cash, property or securities of the Company and whether by liquidating distribution or otherwise (excluding Net Cash from Sales or Refinancing**)** less the portion thereof used by the Board to establish Reserves for or to pay Company expenses, debt payments and capital expenditures; *provided*, that none of the following shall be a Distribution: (a) any redemption or repurchase by the Company or any Member of any Units; (b) any recapitalization or exchange of securities of the Company; (c) any subdivision (by a split of Units or otherwise) or any combination (by a reverse split of Units or otherwise) of any outstanding Units; or (d) any fees or remuneration paid to any Member in such Member's capacity as an Officer, Manager, employee, consultant or other service provider for the Company or a Company subsidiary. Distributions shall be increased by any reduction of Reserves previously established by the Board, and shall not be

reduced by depreciation, cost recovery, amortization or similar noncash deductions. **"Distribute"** when used as a verb shall have a correlative meaning.

"Drag-Along Right" has the meaning set forth in Section 12.10.1.

"Drag-Along Sale" has the meaning set forth in Section 12.10.1.

"Drag-Along Seller" has the meaning set forth in Section 12.10.1.

"Estimated Tax Amount" of a Member for a Fiscal Year means the Member's Tax Amount for such Fiscal Year as estimated in good faith from time to time by the Board. In making such estimate, the Board shall take into account amounts shown on Internal Revenue Service Form 1065 filed by the Company and similar state or local forms filed by the Company for the preceding taxable year and such other adjustments as in the reasonable business judgment of the Board are necessary or appropriate to reflect the estimated operations of the Company for the Fiscal Year.

"Exercise Notice" shall have the meaning as set forth in Section 12.10.1.

"Executor" shall have the meaning as set forth in Section 12.7.

"Family Member" shall mean (a) the spouse, natural or adoptive lineal ancestors or descendants of a Member, or (b) a trust or other legal entity (e.g. limited partnership, limited liability company, etc.) established for estate planning purposes that is solely for the benefit of the Member and/or one or more of such individuals in item (a).

"Financial Rights" means each Member's (or each Holder's) rights to share in profits and losses of the Company and to receive interim and liquidation distributions of the Company and to assign such rights in accordance with this Agreement.

"Fiscal Year" means (a) the period commencing on January 1 of each year and ending on December 31 of such year, (b) any subsequent 12 month period commencing on the first day of the next succeeding year and ending on the last day of such taxable year, or (c) any portion of the period described in clause (b) for which the Company is required to allocate Profits, Losses and other items of Company income, gain, loss or deduction.

"Fully Diluted Basis" means, as of any date of determination, (a) with respect to all the Units, all issued and outstanding Units of the Company and all Units issuable upon the exercise of any outstanding Unit Equivalents as of such date, whether or not such Unit Equivalent is at the time exercisable, or (b) with respect to any specified type, class or series of Units, all issued and outstanding Units designated as such type, class or series and all such designated Units issuable upon the exercise of any outstanding Unit Equivalents as of such date, whether or not such Unit Equivalent is at the time exercisable.

"Governance Rights" means all rights of a Member as such in the Company other than Financial Rights and the right to assign Financial Rights.

"Governmental Authority" means any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of law), or any arbitrator, court or tribunal of competent jurisdiction.

"Holder" means any Person that receives the Financial Rights, but not the Governance Rights, associated with Transferred Units but has not been admitted as a Member of the Company.

"Interest" or **"Member Interest"** or **"Membership Interest"** or **"Percentage Interest"** or **"Company Interest"** means the membership or other ownership interest of a Member in the Company, including any and all rights and benefits to which such Member may be entitled as provided in this Agreement or in the Act, together

with all obligations of a Member to comply with the terms and provisions of this Agreement and the Act. Interests shall be characterized by Units and expressed as a percentage determined by the ratio which the Units held by a Member bears to the Units held by all Members. Such Membership Interest includes, without limitation: (a) the Governance Rights of a Member, (b) the Financial Rights of a Member, and (c) the right of a Member to Transfer Governance Rights or Financial Rights to the extent permitted under this Agreement or the Act.

"**Liability**" means the obligation to pay a judgment, settlement, penalty, fine (including an excise tax assessed with respect to an employee benefit plan), or reasonable expenses incurred with respect to a proceeding.

"**Liquidating Trustee**" shall have the meaning as set forth in Section 5.3.

"**Major Decisions**" shall have the meaning as set forth in Section 7.11.

"**Market Value**" shall have the meaning as set forth in Section 14.3.3.

"**Member**" means any Person, and "**Members**" means those Persons, identified on **Exhibit A** attached hereto as same is hereafter amended, together with any additional Members admitted pursuant to the provisions of this Agreement. The Company shall amend **Exhibit A** as appropriate without further action of the Members. Solely for the purpose of enjoying Financial Rights attributable to any Units and for no other purpose, the term "Member" shall include Holders and assignees of a Member's Units who have not been admitted as a Member pursuant to this Agreement.

"**Member Nonrecourse Debt Minimum Gain**" means an amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if the Member Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Treasury Regulation Section 1.704-2(i)(3).

"**Member Nonrecourse Deduction**" means "partner nonrecourse deduction" as defined in Treasury Regulation Section 1.704-2(i), substituting the term "Member" for the term "partner" as the context requires.

"**Net Cash from Sales or Refinancing**" means the net cash proceeds from all sales or dispositions of the Company's property (other than in the normal course of business) and all refinancings of the Company's operations less any portion thereof used to establish Reserves, all as determined by the Board. The term includes all principal and interest payments with respect to any note or other obligation that the Company receives in connection with sales and other dispositions (other than in the ordinary course of business) of Company property.

"**Net Income**" and "**Net Loss**" mean, for each Fiscal Year or other period specified in this Agreement, an amount equal to the Company's taxable income or taxable loss, or particular items thereof, determined in accordance with Code Section 703(a) (where, for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or taxable loss), but with the following adjustments:

        (a)   any income realized by the Company that is exempt from federal income taxation, as described in Code Section 705(a)(1)(B), shall be added to such taxable income or taxable loss, notwithstanding that such income is not includable in gross income;

        (b)   any expenditures of the Company described in Code Section 705(a)(2)(B), including any items treated under Treasury Regulation Section 1.704-1(b)(2)(iv)(*i*) as items described in Code Section 705(a)(2)(B), shall be subtracted from such taxable income or taxable loss, notwithstanding that such expenditures are not deductible for federal income tax purposes;

        (c)   any gain or loss resulting from any disposition of Company property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Book Value of the property so disposed, notwithstanding that the adjusted tax basis of such property differs from its Book Value;

(d)   any items of depreciation, amortization and other cost recovery deductions with respect to Company property having a Book Value that differs from its adjusted tax basis shall be computed by reference to the property's Book Value (as adjusted for Book Depreciation) in accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(*g*);

(e)   if the Book Value of any Company property is adjusted as provided in the definition of Book Value, then the amount of such adjustment shall be treated as an item of gain or loss and included in the computation of such taxable income or taxable loss; and

(f)   to the extent an adjustment to the adjusted tax basis of any Company property pursuant to Code Sections 732(d), 734(b) or 743(b) is required, pursuant to Treasury Regulation Section 1.704 1(b)(2)(iv)(*m*), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis).

"Non-Class Members" shall have the meaning as set forth in Section 12.10.1.

"Non-Class Non-Disabled Members" shall have the meaning as set forth in Section 12.8.

"Non-Class Surviving Members" shall have the meaning as set forth in Section 12.7.

"Officers" means the President, Secretary and any other Officer of the Company who may be elected or appointed from time to time by the Board as set forth herein.

"Partnership Representative" shall have the meaning as set forth in Section 13.3.

"Party" means an individual who was, is, or is threatened to be made a named defendant or respondent in a proceeding.

"Percentage Interest" shall mean the ratio, expressed as a percentage, of the total number of Class A Units and Class B Units held by a Member or Holder, to the total number of Class A Units and Class B Units then outstanding.

"Permitted Transfer" means the meaning given such term in Article 12 hereof.

"Person" means any individual, partnership, corporation, limited liability company, trust or other entity, or any government or political subdivision, or any agency, department or instrumentality thereof.

"President" means the President of the Company or any subsequent President as may be appointed by the Board.

"Proceeding" means any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative, and whether formal or informal.

"Profits" and **"Losses"** means, for each fiscal year or other period, an amount equal to the Company's taxable income or loss for such year or period, determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments:

(a)   Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profits or Losses shall be added to such taxable income or loss;

(b)   Any expenditures of the Company described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Regulations Section 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Profits and Losses hereunder shall be subtracted from such taxable income or loss;

(c)   Gain or loss resulting from any disposition of Company property reflected in the Capital Account of any Member at an Agreed Value that is different from its adjusted tax basis shall be computed by reference to such Agreed Value;

(d)   In determining Profits and Losses hereunder for any fiscal year, there shall not be taken into account any items specially allocated under Section 4.4 or 4.5.

(e)   In the event the Company is required to determine the Agreed Value of any item of Company property pursuant to subparagraph (iii) of the definition of "Profits" and "Losses" hereof, the difference between the Agreed Value of such property and its adjusted tax basis shall be treated as an item of Profit or Loss, as the case may be, for purposes hereof.

"**Quarterly Estimated Tax Amount**" of a Member for any calendar quarter of a Fiscal Year means the excess, if any of (a) the product of (i) a quarter (¼) in the case of the first calendar quarter of the Fiscal Year, half (½) in the case of the second calendar quarter of the Fiscal Year, three-quarters (¾) in the case of the third calendar quarter of the Fiscal Year, and one (1) in the case of the fourth calendar quarter of the Fiscal Year and (ii) the Member's Estimated Tax Amount for such Fiscal Year over (b) all Distributions previously made during such Fiscal Year to such Member.

"**Refusal Period**" shall have the meaning as set forth in Section 12.10.1.

"**Refusal Right**" shall have the meaning as set forth in Section 12.10.1.

"**Regulations**" except as expressly provided to the contrary herein means the regulations promulgated by the United States Department of the Treasury pursuant to and in respect of provisions of the Code. All references herein to sections of the Regulations shall include any corresponding provision or provisions of succeeding, substitute, proposed or final Regulations whose effective dates apply to the Company.

"**Regulatory Allocations**" shall have the meaning as set forth in Section 4.2(d)

"**Related Party**" shall have the meaning as set forth in Section 9.2.

"**Related Person**" means any Member or any Family Member of a Member, or any Affiliate of either of the foregoing.

"**Remaining Class Members**" shall have the meaning as set forth in Section 12.10.1.

"**Reserves**" means $1,000, or such greater cash amount determined by the Board.

"**Sale Notice**" shall have the meaning as set forth in Section 12.10.1.

"**Secretary**" means the initial Secretary of the Company or any subsequent Secretary as may be appointed by the Board.

"**Selling Member**" shall have the meaning as set forth in Section 12.10.

"**Selling Member's Assignee**" shall have the meaning as set forth in Section 12.10.1.

"**Special Meeting**" means any meeting of the Members other than the required annual meeting.

"**Subsidiary**" means, with respect to any Person, any other Person of which a majority of the outstanding shares or other equity interests having the power to vote for directors or comparable managers are owned, directly or indirectly, by the first Person.

"**Substitute Member**" shall mean a Holder or assignee of a Unit who is admitted to the Company as a Member pursuant to this Agreement.

"**Surviving Class Members**" shall have the meaning as set forth in Section 12.7.

"**Tag-Along Right**" has the meaning set forth in Section 12.10.2.

"**Tag-Along Sale**" has the meaning set forth in Section 12.10.2.

"**Tag-Along Seller**" has the meaning set forth in Section 12.10.2.

"**Tax Distributions**" shall have the meaning as set forth in Section 5.1.

"**Tax Amount**" of a Member for a Fiscal Year means the product of (a) the Tax Rate for such Fiscal Year and (b) the Adjusted Taxable Income of the Member for such Fiscal Year with respect to its Units.

"**Tax Rate**" of a Member, for any period, means the highest marginal blended federal, state and local tax rate applicable to ordinary income, qualified dividend income or capital gains, as appropriate, for such period for an individual residing in New York, New York, taking into account for federal income tax purposes, the deductibility of state and local taxes and any applicable limitations on such deductions.

"**Termination**" shall have the meaning as set forth in Section 12.7.

"**Third Asset Appraisal**" shall have the meaning as set forth in Section 14.3.3.

"**Third Party Offer**" shall have the meaning as set forth in Section 12.10.

"**Third Party Purchaser**" means any Person who, immediately prior to the contemplated transaction, (a) does not directly or indirectly own or have the right to acquire any outstanding Units (or applicable Unit Equivalents) or (b) is not a Permitted Transferee of any Person who directly or indirectly owns or has the right to acquire any Units (or applicable Unit Equivalents).

"**Transfer**" means (a) as a noun, any voluntary or involuntary transfer, sale, assignment, pledge, hypothecation encumbering, granting of a security interest, or other disposition; and (b) as a verb, to voluntarily or involuntarily transfer, sell, assign, pledge, hypothecate, encumber, grant a security interest in, or dispose of.

"**Treasury Regulations**" means the final or temporary regulations issued by the United States Department of Treasury pursuant to its authority under the Code, and any successor regulations.

"**Unit**" means a unit of ownership or beneficial interest in Company that has, unless otherwise provided or stated, Governance Rights and Financial Rights associated with such beneficial interest, and includes both Class A Units and Class B Units, together with any and all rights and benefits to which the holder of such Units, whether a Holder or a Member, may be entitled as provided in this Agreement or in the Act, together with all obligations of such Holder or Member to comply with the terms and provisions of this Agreement and the Act.

"**Unit Equivalents**" means any security or obligation that is by its terms, directly or indirectly, convertible into, exchangeable or exercisable for Units, and any option, warrant or other right to subscribe for, purchase or acquire Units.

"**Unreturned Capital**" for any Member on any date shall be equal to the excess, if any, of (a) the aggregate Capital Contributions of such Member as of such date, over (b) the aggregate distributions to such Member pursuant to 5.1(b), 5.1(c), 5.2(b) and 5.2(c) hereof as of such date. The current Unreturned Capital of the Members with respect to their Class A Units and their Class B Units as of the execution of this Agreement is as shown on **Exhibit A** attached hereto.

"**Withdrawal**" shall have the meaning as set forth in Section 14.3.1.

"**Withdrawing Member**" shall have the meaning as set forth in Section 14.3.1.

1.2   **Other Definitions**. Other terms are defined in the Sections of this Agreement.

ARTICLE 2
FORMATION AND PURPOSES OF THE COMPANY

2.1   **Formation**. The Company was formed on May 26, 2021, pursuant to the provisions of the Act, upon the filing of the Certificate of Formation with the Delaware Secretary of State.

2.2   **Name**. The Company shall operate under the name Ilex Organics, LLC or such other name as the Members may from time to time select.

2.3   **Principal Place of Business**. The principal place of business of the Company shall be located at such place of business as the Board may determine.

2.4   **Registered Office and Agent**. The initial registered office of the Company and the initial registered agent of the Company at such office shall be as stated in the Certificate of Formation. The initial registered office and registered agent of the Company may change as approved by the Board.

2.5   **Purposes and Powers**. The purposes of the Company shall be to engage in any and all lawful business for which limited liability companies may be organized under the Act. In furtherance of the foregoing purposes, the Company shall have the full power and authority to conduct its business as provided by the Act and applicable law.

2.6   **Term**. The Company shall commence upon the filing of the Certificate of Formation in the Office of the Secretary of State of Delaware and shall have a perpetual term, unless sooner terminated in accordance with the terms of this Agreement.

2.7   **Adoption**. The Members adopt this Agreement as the Company's Operating Agreement under the Act and agree that their relative rights and duties in regard to the Company shall be governed by the terms and conditions set forth in this Agreement. If deemed appropriate by the Board, the President shall promptly cause this Agreement to be filed for record in such public offices as may be necessary in order to protect the status of the Company as a limited liability company and as may otherwise be required by law.

2.8   **General Structure**. The Company is formed and established as a director-managed limited liability company. As such, the Board of Directors of the Company shall have responsibility for the overall supervision and control of the business and affairs of the Company.

2.9   **Limited Liability**. To the fullest possible extent permitted under the Act, no Member or other Person shall have any personal liability to any other Person for the acts, debts, liabilities, or obligations of the Company or any other Member or Person.

ARTICLE 3
CAPITAL CONTRIBUTIONS AND CAPITAL ACCOUNTS

3.1   **Capital Accounts**. A capital account shall be established on the books of the Company for each Member and shall be maintained in accordance with Section 1.704-1 (b)(2)(ii)(d) of the Regulations and other relevant provisions of the Code and the Regulations.

3.2   **Initial Capital Contributions**. Each Member has made contributions to the capital of the Company, either in cash, property or services, in such amounts and forms as are set forth in the Company books and records. Except as adjusted or revised pursuant to the terms of this Agreement, the number of Units (which may be either Class A Units or Class B Units) and Percentage Intertest held by each Member on the date hereof is set forth on **Exhibit A** attached hereto.

3.3   **Additional Capital Contributions**. With the exception of amounts to be paid and guaranteed by the Members pursuant to the terms of any Subscription Agreements executed by the Members, there shall be no additional Capital Contributions or assessments required of any Member without the consent of the Board of Directors. Without limiting the generality of the foregoing, no Member shall be obligated to contribute cash or property to restore a negative Capital Account balance during the existence of the Company or at the dissolution and termination of the Company.

3.4   **Issuance of Additional Units and Dilution**. Subject to the preemptive rights of Members described in Section 12.12, the Company may, from time to time, issue additional Units on such terms and conditions as specified in this Agreement or as determined by the Board. Further, the Board of Directors may, as determined in its sole discretion, issue or award Units which equal or consist of up to twenty percent (20%) of the issued and outstanding Units or equity of the Company to its officers, directors, employees or agents, which specifically may include awards or issuance of Units by the Board to members of the Board or to members of the Board who serve as officers, employees or agents of the Company.

3.5   **No Right to Withdraw Capital**. No Member shall have the right to demand the return of, or otherwise withdraw, such Member's capital or to receive any specific property of the Company, except as specifically provided in this Agreement. In no event shall a Member have the right to demand and receive property other than cash in return for his capital.

3.6   **No Interest on Capital**. Except as otherwise provided herein, no interest shall be paid by the Company upon any Capital Contribution to the Company, or on or with respect to the Capital Accounts attributable to the Units held by the Members, or to any Member on any undistributed or reinvested income or gains of the Company.

ARTICLE 4
ALLOCATIONS

4.1   **Allocation of Net Income and Net Loss.** For each Fiscal Year (or portion thereof), except as otherwise provided in this Agreement, Net Income and Net Loss (and, to the extent necessary, individual items of income, gain, loss or deduction) of the Company shall be allocated among the Members in a manner such that, after giving effect to the special allocations set forth in Section 4.2, the Capital Account balance of each Member, immediately after making such allocations, is, as nearly as possible, equal to (i) the Distributions that would be made to such Member pursuant to Article 5 if the Company were dissolved, its affairs wound up and its assets sold for cash equal to their Book Value, all Company liabilities were satisfied (limited with respect to each Nonrecourse Liability to the Book Value of the assets securing such liability), and the net assets of the Company were Distributed, in accordance with Article 5, to the Members immediately after making such allocations, minus (ii) such Member's share of Company Minimum Gain and Member Nonrecourse Debt Minimum Gain, computed immediately prior to the hypothetical sale of assets.

4.2   **Regulatory and Special Allocations.** Notwithstanding the provisions of 4.1:

(a)   If there is a net decrease in Company Minimum Gain (determined according to Treasury Regulations Section 1.704-2(d)(1)) during any Fiscal Year, each Member shall be specially allocated Net Income for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to such Member's share of the net decrease in Company Minimum Gain, determined in accordance with Treasury Regulations Section 1.704-2(g). The items to be so allocated shall be determined in accordance with Treasury Regulations Sections 1.704-2(f)(6) and 1.704-2(j)(2). This Section 4.2(a) is intended to comply with the "minimum gain chargeback" requirement in Treasury Regulation Section 1.704-2(f) and shall be interpreted consistently therewith.

(b)   Member Nonrecourse Deductions shall be allocated in the manner required by Treasury Regulations Section 1.704-2(i). Except as otherwise provided in Treasury Regulations Section 1.704-2(i)(4), if there is a net decrease in Member Nonrecourse Debt Minimum Gain during any Fiscal Year, each Member that has a share of such Member Minimum Gain shall be specially allocated Net Income for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to that Member's share of the net decrease in Member Nonrecourse Debt

Minimum Gain. Items to be allocated pursuant to this paragraph shall be determined in accordance with Treasury Regulations Sections 1.704-2(i)(4) and 1.704-2(j)(2). This Section 4.2(b) is intended to comply with the "minimum gain chargeback" requirements in Treasury Regulations Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(c)   In the event any Member unexpectedly receives any adjustments, allocations or Distributions described in Treasury Regulations Section 1.704-1(b)(2)(ii)(*d*)(*4*), (*5*) or (*6*), Net Income shall be specially allocated to such Member in an amount and manner sufficient to eliminate the Adjusted Capital Account Deficit created by such adjustments, allocations or Distributions as quickly as possible. This Section 4.2(c) is intended to comply with the qualified income offset requirement in Treasury Regulations Section 1.704-1(b)(2)(ii)(*d*) and shall be interpreted consistently therewith.

(d)   The allocations set forth in paragraphs (a), (b) and (c) above (the "**Regulatory Allocations**") are intended to comply with certain requirements of the Treasury Regulations under Code Section 704. Notwithstanding any other provisions of this Article 4 (other than the Regulatory Allocations), the Regulatory Allocations shall be taken into account in allocating Net Income and Net Losses among Members so that, to the extent possible, the net amount of such allocations of Net Income and Net Losses and other items and the Regulatory Allocations to each Member shall be equal to the net amount that would have been allocated to such Member if the Regulatory Allocations had not occurred.

(e)   The Company and the Members acknowledge that allocations like those described in Proposed Treasury Regulation Section 1.704-1(b)(4)(xii)(*c*) ("**Forfeiture Allocations**") result from the allocations of Net Income and Net Loss provided for in this Agreement. For the avoidance of doubt, the Company is entitled to make Forfeiture Allocations and, once required by applicable final or temporary guidance, allocations of Net Income and Net Loss will be made in accordance with Proposed Treasury Regulation Section 1.704-1(b)(4)(xii)(*c*) or any successor provision or guidance.

4.3   **Tax Allocations.**

(a)   Subject to Section 4.3(b) through Section 4.3(e), all income, gains, losses and deductions of the Company shall be allocated, for federal, state and local income tax purposes, among the Members in accordance with the allocation of such income, gains, losses and deductions among the Members for computing their Capital Accounts, except that if any such allocation for tax purposes is not permitted by the Code or other Applicable Law, the Company's subsequent income, gains, losses and deductions shall be allocated among the Members for tax purposes, to the extent permitted by the Code and other Applicable Law, so as to reflect as nearly as possible the allocation set forth herein in computing their Capital Accounts.

(b)   Items of Company taxable income, gain, loss and deduction with respect to any property contributed to the capital of the Company shall be allocated among the Members in accordance with Code Section 704(c) and the traditional method of Treasury Regulations Section 1.704-3(b), so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its Book Value.

(c)   If the Book Value of any Company asset is adjusted pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(*f*) as provided in clause (c) of the definition of Book Value, subsequent allocations of items of taxable income, gain, loss and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Book Value in the same manner as under Code Section 704(c).

(d)   Allocations of tax credit, tax credit recapture and any items related thereto shall be allocated to the Members according to their interests in such items as determined by the Board taking into account the principles of Treasury Regulations Section 1.704-1(b)(4)(ii).

(e)   The Company shall make allocations pursuant to this Section 4.3 in accordance with the traditional method in accordance with Treasury Regulations Section 1.704-3(d).

(f)   Allocations pursuant to this Section 4.3 are solely for purposes of federal, state and local taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Net Income, Net Losses, Distributions or other items pursuant to any provisions of this Agreement.

4.4   **Allocations in Respect of Transferred Units.** In the event of a Transfer of Units during any Fiscal Year made in compliance with the provisions of Article 12, Net Income, Net Losses and other items of income, gain, loss and deduction of the Company attributable to such Units for such Fiscal Year shall be determined using the interim closing of the books method.

4.5   **Curative Allocations.** In the event that the Partnership Representative determines, after consultation with counsel experienced in income tax matters, that the allocation of any item of Company income, gain, loss or deduction is not specified in this Article 4 (an **"Unallocated Item"),** or that the allocation of any item of Company income, gain, loss or deduction hereunder is clearly inconsistent with the Members' economic interests in the Company (determined by reference to the general principles of Treasury Regulations Section 1.704-1(b) and the factors set forth in Treasury Regulations Section 1.704-1(b)(3)(ii)) (a **"Misallocated Item"**), then the Board may allocate such Unallocated Items, or reallocate such Misallocated Items, to reflect such economic interests; *provided*, that no such allocation will be made without the prior consent of each Member that would be adversely and disproportionately affected thereby; and *provided*, *further*, that no such allocation shall have any material effect on the amounts distributable to any Member, including the amounts to be distributed upon the complete liquidation of the Company.

ARTICLE 5
DISTRIBUTIONS

5.1   **General.**

(a)   Subject to Section 5.1(b), Section 5.2 and Section 5.3 the Board shall have sole discretion regarding the amounts and timing of Distributions to Members, including to decide to forego payment of Distributions in order to provide for the retention and establishment of reserves of, or payment to third parties of, such funds as it deems necessary with respect to the reasonable business needs of the Company (which needs may include the payment or the making of provision for the payment when due of the Company's obligations, including, but not limited to, present and anticipated debts and obligations, capital needs and expenses, the payment of any management or administrative fees and expenses, and reasonable reserves for contingencies).

(b)   Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make any Distribution to Members if such Distribution would violate § 18-607 of the Delaware Act or other Applicable Law.

5.2   **Priority of Distributions.** After making all Distributions required for a given Fiscal Year under Section 5.3 and subject to the priority of Distributions pursuant to Section 11.3(c), if applicable, all Distributions determined to be made by the Board pursuant to Section 5.1 shall be made in the following manner:

(a)   first, to the Class A Members until each Class A Member's Unreturned Capital with respect to its Class A Units is zero ($0.00);

(b)   second, to each Member in proportion to his/her/its Percentage Interest.

5.3   **Tax Advances.**

(a)   Subject to any restrictions in any of the Company's and/or any Company Subsidiary's then applicable debt-financing arrangements or similar arrangements, and subject to the Board's sole discretion to retain any other amounts necessary to satisfy the Company's and/or the Company Subsidiaries' obligations, at least five (5) days before each date prescribed by the Code for a calendar-year corporation to pay quarterly installments of estimated tax, the Company shall use commercially reasonable efforts to Distribute cash to each Member in proportion to and to the extent of such Member's Quarterly Estimated Tax Amount for the applicable calendar quarter (each such Distribution, a **"Tax Advance"**).

(b)   If, at any time after the final Quarterly Estimated Tax Amount has been Distributed pursuant to Section 5.3(a) with respect to any Fiscal Year, the aggregate Tax Advances to any Member with respect to such Fiscal Year are less than such Member's Tax Amount for such Fiscal Year (a "**Shortfall Amount**"), the Company shall use commercially reasonable efforts to Distribute cash in proportion to and to the extent of each Member's Shortfall Amount. The Company shall use commercially reasonable efforts to Distribute Shortfall Amounts with respect to a Fiscal Year before the 75th day of the next succeeding Fiscal Year; *provided*, that if the Company has made Distributions other than pursuant to this Section 5.3, the Board may apply such Distributions to reduce any Shortfall Amount.

(c)   If the aggregate Tax Advances made to any Member pursuant to this Section 5.3 for any Fiscal Year exceed such Member's Tax Amount (an "**Excess Amount**"), such Excess Amount shall reduce subsequent Tax Advances that would be made to such Member pursuant to this Section 5.3, except to the extent taken into account as an advance pursuant to Section 5.3(d).

(d)   Any Distributions made pursuant to this Section 5.3 shall be treated for purposes of this Agreement as advances on Distributions pursuant to Section 5.2 and shall reduce, dollar-for-dollar, the amount otherwise Distributable to such Member pursuant to Section 5.2.

5.4   **Tax Withholding; Withholding Advances.**

(a)   *Tax Withholding*. If requested by the Board, each Member shall, if able to do so, deliver to the Board:

(i)   an affidavit in form satisfactory to the Board that the applicable Member (or its members, as the case may be) is not subject to withholding under the provisions of any federal, state, local, foreign or other Applicable Law;

(ii)   any certificate that the Board may reasonably request with respect to any such laws; and/or

(iii)   any other form or instrument reasonably requested by the Board relating to any Member's status under such law.

If a Member fails or is unable to deliver to the Board the affidavit described in Section 5.4(a)(i), the Board may withhold amounts from such Member in accordance with Section 5.4(b).

(b)   *Withholding Advances*. The Company is hereby authorized at all times to make payments ("**Withholding Advances**") with respect to each Member in amounts required to discharge any obligation of the Company (as determined by the Partnership Representative based on the advice of legal or tax counsel to the Company) to withhold or make payments to any federal, state, local or foreign taxing authority (a "**Taxing Authority**") with respect to any Distribution or allocation by the Company of income or gain to such Member and to withhold the same from Distributions to such Member. Any funds withheld from a Distribution by reason of this Section 5.4(b) shall nonetheless be deemed Distributed to the Member in question for all purposes under this Agreement and, at the option of the Board, shall be charged against the Member's Capital Account.

(c)   *Repayment of Withholding Advances*. Any Withholding Advance made by the Company to a Taxing Authority on behalf of a Member and not simultaneously withheld from a Distribution to that Member shall, with interest thereon accruing from the date of payment at a rate equal to the prime rate published in the *Wall Street Journal* on the date of payment plus two percent (2.0%) per annum (the "**Company Interest Rate**"):

(i)   be promptly repaid to the Company by the Member on whose behalf the Withholding Advance was made (which repayment by the Member shall not constitute a Capital Contribution, but shall credit the Member's Capital Account if the Board shall have initially charged the amount of the Withholding Advance to the Capital Account); or

(ii) with the consent of the Board, be repaid by reducing the amount of the next succeeding Distribution or Distributions to be made to such Member (which reduction amount shall be deemed to have been Distributed to the Member, but which shall not further reduce the Member's Capital Account if the Board shall have initially charged the amount of the Withholding Advance to the Capital Account). Interest shall cease to accrue from the time the Member on whose behalf the Withholding Advance was made repays such Withholding Advance (and all accrued interest) by either method of repayment described above.

(d) *Indemnification.* Each Member hereby agrees to indemnify and hold harmless the Company and the other Members from and against any liability with respect to taxes, interest or penalties which may be asserted by reason of the Company's failure to deduct and withhold tax on amounts Distributable or allocable to such Member. The provisions of this Section 5.4(d) and the obligations of a Member pursuant to Section 5.4(c) shall survive the termination, dissolution, liquidation and winding up of the Company and the withdrawal of such Member from the Company or Transfer of its Units. The Company may pursue and enforce all rights and remedies it may have against each Member under this Section 5.4, including bringing a lawsuit to collect repayment with interest of any Withholding Advances.

(e) *Overwithholding.* Neither the Company nor the Board shall be liable for any excess taxes withheld in respect of any Distribution or allocation of income or gain to a Member. In the event of an overwithholding, a Member's sole recourse shall be to apply for a refund from the appropriate Taxing Authority.

5.5 **Distributions in Kind.**

(a) The Board is hereby authorized, in its sole discretion, to make Distributions to the Members in the form of securities or other property held by the Company; *provided*, that Tax Advances shall only be made in cash. In any non-cash Distribution, the securities or property so Distributed will be Distributed among the Members in the same proportion and priority as cash equal to the Fair Market Value of such securities or property would be Distributed among the Members pursuant to Section 5.2.

(b) Any Distribution of securities shall be subject to such conditions and restrictions as the Board determines are required or advisable to ensure compliance with Applicable Law. In furtherance of the foregoing, the Board may require that the Members execute and deliver such documents as the Board may deem necessary or appropriate to ensure compliance with all federal and state securities laws that apply to such Distribution and any further Transfer of the Distributed securities, and may appropriately legend the certificates that represent such securities to reflect any restriction on Transfer with respect to such laws.

ARTICLE 6
MEMBERS

6.1 **Admission of New Members**. Other than as specifically provided for in this Agreement, no other Person shall be made a Member without the prior consent of the Board at the time such membership decision is to be made.

6.2 **Rights and Duties**. The Members shall have such rights and duties as are provided in this Agreement and the Act.

6.3 **Liability of Members**. Except as otherwise set forth in the Act, the Members shall not be liable under a judgment, decree or order of a court, or in any manner, for a debt, obligation or liability of the Company.

6.4 **Voting Rights**. Each Class A Member shall have one vote for each Unit held by such Member, as set forth on **Exhibit A** attached hereto; provided, however, that no Holder shall be entitled to vote and no assignee or transferee of a Member's Financial Rights shall be entitled to vote unless and until such Person is admitted to the Company as a substitute Member. Class B Members shall not have any Governance Rights, including voting rights. At any meeting of the Members at which a quorum (as defined in Section 6.8) is present (in person, by proxy or as

otherwise authorized by the Act or this Agreement), the affirmative vote of the Members who own a majority of the Class A Units present at such meeting (in person, by proxy or as otherwise authorized by the Act or this Agreement) is required to take action on a matter unless a vote of greater proportion is otherwise required by this Agreement, the Certificate of Formation or the Act.

6.5   **Annual Meetings**. The annual meeting of the Members shall be held at such time and place, either within or without the state of Delaware, as may be designated from time to time by the Board. At such annual meeting, the members of the Board shall be elected and any other proper business may be conducted.

6.6   **Special Meetings**. A Special Meeting of the Members may be called by the President, Secretary, any Director or any two (2) Members upon provision of written notice of demand to the other Members or Secretary of the Company. Any Special Meeting shall be held at such place, either within or without the State of Delaware, as may be designated from time to time by the Person(s) calling such Special Meeting.

6.7   **Notice of Members' Meetings**. Written or printed notice stating the place, date, and time of the meeting and, in the case of any Special Meeting, a statement of the purposes of the meeting and the Person or Persons calling the meeting, shall be delivered by first class, certified, or registered United States mail; facsimile; electronic mail; or FedEx (or other national express delivery service). Such notice must be delivered no fewer than three (3) business days nor more than two (2) calendar months before the date of the meeting. If deposited in the U.S. Mail, the notice shall be deemed to be delivered three (3) business days after it was deposited in the United States mail, postage prepaid, addressed to the Member at his respective address as it appears on the records of the Company. If notice is given by facsimile, electronic mail or express delivery service, the notice shall be deemed to be delivered the day that the notice is directed to the Member. The Person giving such notice shall certify that the notice required by this Section 6.7 has been given. Any Member may waive his right to any notice required by this Section 6.7 either before, during or after any such meeting or balloting and such waiver must be given in writing by the Member seeking such waiver to the Secretary of the Company.

6.8   **Quorum Requirements for Meetings**. Except as may be otherwise provided in this Agreement, the Members holding a majority of the Class A Units then outstanding shall constitute a quorum for the transaction of business. Once a Member is represented at any meeting, it is deemed to be present for the remainder of that meeting and for any adjournment. A meeting may be adjourned despite the absence of a quorum, and notice of an adjourned meeting is not necessary if the time and place to which the meeting is adjourned are announced at the meeting at which the adjournment is taken.

6.9   **Informal Action by Members**. The Class A Members may take any action without a meeting if a consent in writing, setting forth the action so taken and waiving the right to act at a meeting, is signed by the Members holding that number of Class A Units necessary to take the action hereunder.

6.10   **Power of Members**. No Member, acting solely in his, her or its capacity as a Member, shall act as an agent of the Company or have any authority to act for or to bind the Company.

6.11   **Other Activities of Members**.

6.11.1   Concurrent Activities. Any Member, Director or any Affiliate, or Related Party thereof, may engage in or possess an interest in other business ventures of any nature or description, independently or with others, provided such ventures are not competitive with the Company, and the pursuit of such ventures shall not be wrongful or improper, or cause the Company to be in breach or default of any agreement (including any franchise agreement) to which it is a party, and neither the Company nor any Member shall have any right by virtue of this Agreement in or to any of such ventures, or in or to the income, gains, losses or deductions derived or to be derived therefrom.

6.11.2   No Obligation to Offer. No Member, Director or Related Party shall be obligated to offer or present any particular investment opportunity to the Company, unless such opportunity is related to the current business of the Company or developed out of the operation of the Company, but rather the Members and Related Parties shall have the right to take for their own account or to recommend to others any investment opportunity which is not related to or developed out of the operation of the Company.

ARTICLE 7
BOARD OF DIRECTORS

7.1.   **Power**. Except as otherwise provided herein, the Board shall have the full, exclusive, and complete discretion in the management and control of the affairs of the Company and shall make all of the decisions affecting the Company. The Board may authorize the execution of any and all documents and instruments which it deems appropriate in carrying out the purposes of the Company, including, without limitation, deeds, security deeds, mortgages, licenses, management and all other types of agreements or instruments of any kind or character; may conduct all banking activities, obtain loans and execute such promissory notes, security deeds, affidavits, documents, instruments, certificates, or other papers as may be necessary or useful to close such loans; may make loans on commercially reasonable terms to third parties or Members; may guarantee debts and obligations of third parties on commercially reasonable terms; may sell any or all of the assets and transfer title thereto; may employ or retain any persons, firms, or corporations to act as managers, accountants, lawyers, brokers, or in any other capacity; may borrow money from banks and other lending institutions for any Company purposes and may pledge any Company property as security therefor; may prosecute, defend, settle, or compromise actions at law or in equity as such may be deemed necessary or advisable by the Board to enforce or protect the Company's interest, and may, in addition to the above, do all acts which are necessary or desirable to carry out the purposes and business of the Company and all acts permitted to be performed by the Board under the laws of the State of Delaware; provided however, none of the power granted in this Section 7.1 shall be interpreted as broadening or extending powers which are specifically limited by other Sections of this Agreement. The Board may delegate authority for specific actions or events to the President, Secretary, or other Officers selected by the Board or a committee of the Board and/or Members selected by the Board.

7.2   **Board of Company; Size**. The Company shall be governed by, and all powers shall be exercised by or under the authority of, and the business and affairs of the Company shall be exercised by or under the authority of the Board. Each Director shall be a natural person, but need not be a Member. The Members hereby agree that at all times after the date hereof, the Board of Directors of the Company may consist of up to two (2) members. Promptly after the date hereof, the Members shall take all actions necessary to elect the designees described below to be members of the Board of Directors of the Company: one (1) individual who is designated by Delta Ilex, LLC or his successors or assigns and who shall initially be Oliver Luckett and one (1) individual who is designated by Florida Ilex, LLC or his successors or assigns and who shall initially be Bryon White.

For the purpose of this Agreement, Delta Ilex, LLC, Florida Ilex, LLC or their successors or assigns shall be referred to as "Designors" and the individuals designated to sit on the Board by such Designors shall be referred to as such Designors' "Designees". The Designees who shall comprise the initial Board of Directors are Oliver Luckett and Bryon White. Each of the Designees shall have one (1) vote. The provisions of this Agreement shall be binding upon the successors in interest to any of the Designors. The Company shall not permit the transfer of any of the Designor Units on its books unless and until the person to whom such security is to be transferred shall have executed this Agreement pursuant to which such person becomes a party to this Agreement and agrees to be bound by all the provisions hereof as if such person were a Designor.

7.3   **Vacancies**. In the event any vacancy is created on the Board of Directors at any time by the death, disability, retirement, resignation or removal of any member thereof, or for any other reason there shall exist any vacancy on the Board of Directors, each Member hereby agrees to promptly take such actions as will result in the election or appointment as a director of an individual chosen by each of the Designor or its successors and assigns whose Designee's death, disability, retirement, resignation or removal resulted in such vacancy on such Board of Directors.

7.4   **Covenant to Vote**. Each Class A Member (Class B Members have no Governance Rights) hereby agrees to take all actions necessary to call, or cause the Company and the appropriate Officers and Directors of the Company to call, an annual meeting (and when circumstances so require, a special meeting) of Members of the Company and to vote all Class A Units owned or held of record by such Class A Members at any such meeting and at any other annual or special meeting of Members in favor of, or take all actions by written consent in lieu of any such meeting as may be necessary to cause, the election as members of the Board of Directors of those individuals so designated in accordance with, and to otherwise effect the intent of this Article 7. In addition, each Class A Member agrees to vote the Membership Interest owned by such Member upon any other matter arising under this Article 7

submitted to a vote of the Class A Members in such a manner as to implement the terms of this Article 7, subject to applicable law.

7.5   **All Membership Interest Subject to this Agreement**. All Membership Interest now or hereafter held by any Person shall be held by such person subject to the provisions of this Article 7 and such Person shall be deemed to be a "Member" for all purposes of this Agreement. If the Company issues additional Membership Interest at any time during the term of this Agreement, either directly or upon the conversion, exercise or exchange of securities of the Company into or for which Membership Interest may be converted, exercised or exchanged, such additional Membership Interest shall, as a condition to such issuance, become subject to the terms and provisions of this Article 7. Each holder of such additional Membership Interest shall execute an acknowledgment in form and substance satisfactory to the Company setting forth that such holder shall be considered a "Member" for all purposes of this Agreement and Article 7 and shall be bound by the obligations of a Member hereunder in all respects.

7.6   **Endorsement of Certificates**. Each certificate, if any, evidencing Membership Interest that are subject to this Agreement and Article 7 shall conspicuously bear a legend (in addition to any other legend required under any applicable state corporate or state securities law) in substantially the following form:

"The Membership Interest evidenced by this certificate, and the securities into or for which such Membership Interest may be converted, exercised or exchanged, are subject to restrictions upon voting as provided in the Ilex Organics, LLC ("Company") Operating Agreement, as amended, among the Company and its Members. A copy of the Company Operating Agreement is on file at the principal office of the Company and will be furnished to any holder upon written request therefor to the Secretary of the Company."

7.7   **Removal of a Director**. In the event that any Designor or his/its successors or assigns wishes to remove one of his/its Designees, each Member hereby agrees to immediately take such actions as will result in the removal of said Designee and the replacement of such Designee with another Designee agreeable to the appropriate Designor(s). The Members, however, shall be under no obligation to remove a Designee of any Designor if the notice given by such person is given to the Members less than three (3) days prior to a meeting of the Board at which meeting a vote is to be taken regarding a substantive matter of Company business.

7.8   **Replacement of a Designee**. In the event that the seat on the Board of Directors for any Designee is vacant due to the death, disability, retirement, resignation or removal of said Designee (or for any other reason), the corresponding Designor or his/its successors or assigns must agree on a replacement of such Designee within the later of ninety (90) days from such vacancy or sixty (60) days from Designor's receipt of any written notice from the Company that such replacement is required or such replacement shall be made by the affirmative vote of holders of a minimum of fifty-one percent (51%) of the Class A Units.

7.9   **Board Meetings; Notice**. The annual meeting of the Board shall be held immediately after the adjournment of the annual meeting of the Members, at which time the Board shall elect or appoint the Officers of the Company. The Board also may designate more frequent intervals for regular meetings. Special meetings may also be called by the President or any Director by giving one (1) days' notice to each Director of the date, time and place of the special meeting. The annual and all regular meetings of the Board may be held without notice. A Director may waive the right to receive notice before or after the date and time stated in the notice, which notice shall be in writing and be signed by the Director providing such waiver. Notice, if required, shall be provided in the same manner as provided in Section 6.7 (regarding notice to the Members).

7.10   **Quorum and Vote**. The presence of the Directors who control a majority of the votes on the Board of Directors shall constitute a quorum for the transaction of business. A meeting may be adjourned despite the absence of a quorum, and notice of an adjourned meeting is not necessary if the time and place to which the meeting is adjourned are fixed at the meeting at which the adjournment is taken and if the period of adjournment does not exceed one (1) month for any one adjournment. The affirmative vote of the Directors who control a majority of the votes on the Board of Directors present at a meeting at which a quorum is present shall constitute the act of the Board, unless the vote of a greater number is required under the Certificate of Formation, this Agreement, or the Act.

7.11 **Major Decisions**. Notwithstanding anything contained herein to the contrary, the affirmative vote of the Directors who control a majority of the votes on the Board of Directors shall be required to take the following actions set forth below (collectively, "**Major Decisions**"):

(a) any sale by the Company of all or substantially all of its assets or any transaction or series of related transactions in which more than 50% of the voting power or equity of the Company is disposed of;

(b) any merger or consolidation of the Company with another entity;

(c) any dissolution, liquidation or winding up of the Company or filing bankruptcy or relief from creditors;

(d) any borrowings, loans or guarantees outside the ordinary course (whether individually or in combination) in excess of Ten Thousand and 00/100 Dollars ($10,000.00);

(e) increasing the authorized number of Directors to more than two (2);

(f) admission of a Member;

(g) set and/or increase the compensation or benefits of any employee;

(h) hiring or termination of any employee of the Company or any subsidiary of the Company;

(i) the implementation, amendment, change or termination of any material agreement;

(j) the origination or termination of any insurance contract;

(k) provide approval under any contact to which the Company and a Member or an affiliate of a Member are parties;

(l) changing the method of accounting or the manner or approach in which the books and financial records are kept;

(m) make a capital call;

(n) the implementation or material change of any marketing or advertising program;

(o) establishing and/or implementing the monthly or annual budget;

(p) distribute any cash or property of the Company, other than as provided in this Agreement, or establish any reserve other than as provided for in this Agreement;

(q) do any act in contravention of this Agreement or that would make it impossible or unreasonably burdensome to carry on the business of the Company; or

(r) enter into any amendment, modification, revision, supplement or rescission with respect to any of the foregoing.

7.12 **Establishment of Committees**. The Board, by a resolution adopted by the affirmative vote of the Directors who control a majority of the votes on the Board of Directors, may establish committees, consisting of one (1) or more persons appointed by the affirmative vote of the Directors who control a majority of the votes on the Board of Directors, and having the authority of the Board in the management of the business of the Company only to the extent provided in such resolution, and the Board may delegate to any such committee or committees any and all authority that the Board deems desirable and to the extent authorized under the Act. All members of committees that exercise powers of the Board must be members of the Board. Committees other than any special litigation committee are subject at all times to the direction and control and serve at the pleasure of the Board.

7.13   **Action of Board on Written Consent**. Except as expressly provided in this Agreement, any vote, determination or action by the Board required or allowed under the terms of this Agreement may be taken without a meeting if the Directors who control a majority of the votes on the Board of Directors consent to the taking of such action without a meeting. If the Directors who control a majority of the votes on the Board of Directors so consent to the taking of action without a meeting, the determination or action of the affirmative vote of the Directors who control a majority of the votes on the Board of Directors or those Directors otherwise necessary to authorize or take such action shall be the act of the Board. Such affirmative vote, determination or action must be evidenced by one or more written consents describing in sufficient detail the vote, determination or action so taken, signed by each Director who represents a majority of the votes on the Board of Directors voting in one (1) or more counterparts, and indicating such signing Director's vote or abstention on the action to be taken.

7.14   **Compensation of Directors**. Except as may be expressly provided for herein or hereafter may be approved by the Members, no payment will be made by the Company to any Director for the services of such Director in that role.

7.15   **Meetings by Telephone**. Any or all Directors may participate in a regular or special meeting by telephone or any other means of communication by which all Directors participating may simultaneously hear each other during the meeting. A Director participating in a meeting by this means is deemed to be present in Person at the meeting.

ARTICLE 8
OFFICERS

8.1   **Officer Designation**. The Company shall at all times have an individual acting as a President who need not be a Member of the Company, and may have additional officers as the Board may determine ("**Officers**").

8.2   **Officer Election**. The Board shall elect the Officers at the annual meeting of the Board or at any special meeting called for such purpose.

8.3   **Term**. The Officers shall serve for an indefinite term at the pleasure of the Board.

8.4   **Removal**. An Officer may be removed from office at any time with or without cause by the Board. The removal of an Officer who is also a Member shall not affect the rights of such person as a Member and shall not in itself constitute the withdrawal, resignation, retirement or expulsion of such Member.

8.5   **Resignation**. An Officer may resign at any time by delivering written notice to the Company. A resignation is effective without acceptance when the notice is delivered to the Company, unless the notice specifies a later effective date. If a resignation is made effective at a later date and the Company accepts the future effective date, the Board may fill the pending vacancy before the effective date if it provides that the successor does not take office until the effective date.

8.6   **Vacancies**. A vacancy in any Officer position because of death, resignation, removal or any other cause may be filled by the Board for the unexpired portion of the term.

8.7   **Duties**. The Officers, as designated by the Board, may serve in a variety of capacities, including, but not limited to the following capacities:

(a)   President. The President shall preside at all meetings of the Members, shall have general and active management of the business of the Company and shall see that all orders and resolutions of the Board and the Members are carried into effect. Subject to the terms of this Agreement, the President shall be empowered to execute bonds, mortgages and other contracts on behalf of the Company, except where the signing and execution thereof shall be expressly delegated by the Board to some other officer or agent of the Company. The President shall perform such other duties as are set forth herein, and as the Board may from time to time prescribe.

(b)   Vice President. In the absence of the President or in the event of his inability or refusal to act, the Vice President (or in the event there be more than one Vice President, the Vice Presidents in the order designated by the Board, or in the absence of any designation, then in the order of their election) shall perform the duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President. In order to distinguish in the event that there is more than one Vice-President, the most senior Vice President may be given a title such as "Executive Vice President" or "Senior Vice President" or other such title, as determined by the Board. The Vice President shall perform such other duties and have such other powers as are set forth herein, and as the Board may from time to time prescribe.

(c)   Secretary. The Secretary shall attend all meetings of the Members the Board, and shall be responsible for recording the minutes thereof. The Secretary shall have the responsibility of authenticating records of the Company and receiving notices required to be sent to the Secretary and shall perform such other duties and have such other powers as are set forth herein, and as the Board may from time to time prescribe.

(d)   Assistant Secretary. The Assistant Secretary, or if there be more than one, the Assistant Secretaries in the order determined by the Board (or if there be no such determination, then in the order of their election), shall, in the absence of the Secretary or in the event of his inability or refusal to act, perform the duties and exercise the powers of the Secretary and shall perform such other duties and have such other powers as are set forth herein, and as the Board may from time to time prescribe.

(e)   Treasurer. The Treasurer shall have the custody of Company funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Company and shall deposit all moneys and other valuable effects in the name and to the credit of the Company in such depositories as may be designated by the Board. He shall disburse the funds of the Company as may be ordered by the Board, taking proper vouchers for such disbursements, and shall render to the President and the Board, at their regular meetings, or when the Board so requires, an account of all his transactions as Treasurer and of the financial condition of the Company. If required by the Board, he shall give the Company a bond (which shall be renewed every six years) in such sum and with such surety or sureties as shall be satisfactory to the Board for the faithful performance of the duties of his office and for the restoration to the Company, in case of his death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his possession or under his control belonging to the Company. The Treasurer shall perform such other duties and have such other powers as are set forth herein, and as the Board may from time to time prescribe.

(f)   Assistant Treasurer. The Assistant Treasurer, or if there shall be more than one, the Assistant Treasurers in the order determined by the Board (or if there be no such determination, then in the order of their election), shall, in the absence of the Treasurer or in the event of his inability or refusal to act, perform the duties and exercise the powers of the Treasurer and shall perform such other duties and have such other powers as are set forth herein, and as the Board may from time to time prescribe.

8.8   **Compensation**. The Officers receive such compensation, benefits and bonuses as determined by the Board.

8.9   **Standard of Conduct**. Each Officer shall discharge the duties of his office in good faith, in a manner such Officer reasonably believes to be in the best interest of the Company and with the care an ordinarily prudent person in a like position would exercise under similar circumstances. In discharging his duties, an Officer is entitled to rely on information, opinions, reports or statements, including financial statements and other financial data prepared by Persons the Officer reasonably believes to be reliable and competent in the matters presented; or legal counsel, public accountants, or other persons as to matters the Officer reasonably believes are within the person's professional or expert competence. An Officer is not acting in good faith who has knowledge concerning the matter in question that makes reliance otherwise permitted by this provision unwarranted. An Officer shall not be liable for any action taken as an Officer, or any failure to take any action, if the Officer has performed the duties of the office in compliance with this provision.

ARTICLE 9
EXCULPATION AND INDEMNIFICATION

9.1   **Exculpation of Covered Persons.**

(a)   *Covered Persons.* As used herein, the term "**Covered Person**" shall mean (i) each Member, (ii) each officer, director, shareholder, partner, member, controlling Affiliate, employee, agent or representative of each Member, and each of their controlling Affiliates, and (iii) each Manager, Officer, employee, agent or representative of the Company.

(b)   *Standard of Care.* No Covered Person shall be liable to the Company or any other Covered Person for any loss, damage or claim incurred by reason of any action taken or omitted to be taken by such Covered Person in good-faith reliance on the provisions of this Agreement, so long as such action or omission does not constitute fraud or willful misconduct by such Covered Person.

(c)   *Good Faith Reliance.* A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements (including financial statements and information, opinions, reports or statements as to the value or amount of the assets, liabilities, Net Income or Net Losses of the Company or any facts pertinent to the existence and amount of assets from which Distributions might properly be paid) of the following Persons or groups: (i) another Manager; (ii) one or more Officers or employees of the Company; (iii) any attorney, independent accountant, appraiser or other expert or professional employed or engaged by or on behalf of the Company; or (iv) any other Person selected in good faith by or on behalf of the Company, in each case as to matters that such relying Person reasonably believes to be within such other Person's professional or expert competence. The preceding sentence shall in no way limit any Person's right to rely on information to the extent provided in § 18-406 of the Delaware Act.

9.2   **Liabilities and Duties of Covered Persons.**

(a)   *Limitation of Liability*. This Agreement is not intended to, and does not, create or impose any fiduciary duty on any Covered Person. Furthermore, each of the Members and the Company hereby waives any and all fiduciary duties that, absent such waiver, may be implied by Applicable Law, and in doing so, acknowledges and agrees that the duties and obligation of each Covered Person to each other and to the Company are only as expressly set forth in this Agreement. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the Members to replace such other duties and liabilities of such Covered Person.

(b)   *Duties.* Whenever in this Agreement a Covered Person is permitted or required to make a decision (including a decision that is in such Covered Person's "discretion" or under a grant of similar authority or latitude), the Covered Person shall be entitled to consider only such interests and factors as such Covered Person desires, including its own interests, and shall have no duty or obligation to give any consideration to any interest of or factors affecting the Company or any other Person. Whenever in this Agreement a Covered Person is permitted or required to make a decision in such Covered Person's "good faith," the Covered Person shall act under such express standard and shall not be subject to any other or different standard imposed by this Agreement or any other Applicable Law.

9.3   **Indemnification.**

(a)   *Indemnification.* To the fullest extent permitted by the Delaware Act, as the same now exists or may hereafter be amended, substituted or replaced (but, in the case of any such amendment, substitution or replacement only to the extent that such amendment, substitution or replacement permits the Company to provide broader indemnification rights than the Delaware Act permitted the Company to provide prior to such amendment, substitution or replacement), the Company shall indemnify, hold harmless, defend, pay and reimburse any Covered Person against any and all losses, claims, damages, judgments, fines or liabilities, including reasonable legal fees or other expenses incurred in investigating or defending against such losses, claims, damages, judgments, fines or

liabilities, and any amounts expended in settlement of any claims (collectively, "**Losses**") to which such Covered Person may become subject by reason of:

        (i)   Any act or omission or alleged act or omission performed or omitted to be performed on behalf of the Company, any Member or any direct or indirect Subsidiary of the foregoing in connection with the business of the Company; or

        (ii)   The fact that such Covered Person is or was acting in connection with the business of the Company as a partner, member, stockholder, controlling Affiliate, manager, director, officer, employee or agent of the Company, any Member, or any of their respective controlling Affiliates, or that such Covered Person is or was serving at the request of the Company as a partner, member, manager, director, officer, employee or agent of any Person including the Company or any Company Subsidiary; *provided*, that (x) such Covered Person acted in good faith and in a manner believed by such Covered Person to be in, or not opposed to, the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful, and (y) such Covered Person's conduct did not constitute fraud or willful misconduct, in either case as determined by a final, nonappealable order of a court of competent jurisdiction. In connection with the foregoing, the termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of *nolo contendere* or its equivalent, shall not, of itself, create a presumption that the Covered Person did not act in good faith or, with respect to any criminal proceeding, had reasonable cause to believe that such Covered Person's conduct was unlawful, or that the Covered Person's conduct constituted fraud or willful misconduct.

        (b)   *Reimbursement.* The Company shall promptly reimburse (and/or advance to the extent reasonably required) each Covered Person for reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend or defending any claim, lawsuit or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this Section 9.3; *provided*, that if it is finally judicially determined that such Covered Person is not entitled to the indemnification provided by this Section 9.3, then such Covered Person shall promptly reimburse the Company for any reimbursed or advanced expenses.

        (c)   *Entitlement to Indemnity.* The indemnification provided by this Section 9.3 shall not be deemed exclusive of any other rights to indemnification to which those seeking indemnification may be entitled under any agreement or otherwise. The provisions of this Section 9.3 shall continue to afford protection to each Covered Person regardless of whether such Covered Person remains in the position or capacity pursuant to which such Covered Person became entitled to indemnification under this Section 9.3 and shall inure to the benefit of the executors, administrators, legatees and distributees of such Covered Person.

        (d)   *Insurance.* To the extent available on commercially reasonable terms, the Company may purchase, at its expense, insurance to cover Losses covered by the foregoing indemnification provisions and to otherwise cover Losses for any breach or alleged breach by any Covered Person of such Covered Person's duties in such amount and with such deductibles as the Board may determine; *provided*, that the failure to obtain such insurance shall not affect the right to indemnification of any Covered Person under the indemnification provisions contained herein, including the right to be reimbursed or advanced expenses or otherwise indemnified for Losses hereunder. If any Covered Person recovers any amounts in respect of any Losses from any insurance coverage, then such Covered Person shall, to the extent that such recovery is duplicative, reimburse the Company for any amounts previously paid to such Covered Person by the Company in respect of such Losses.

        (e)   *Funding of Indemnification Obligation.* Notwithstanding anything contained herein to the contrary, any indemnity by the Company relating to the matters covered in this Section 9.3 shall be provided out of and to the extent of Company assets only, and no Member (unless such Member otherwise agrees in writing) shall have personal liability on account thereof or shall be required to make additional Capital Contributions to help satisfy such indemnity by the Company.

        (f)   *Savings Clause.* If this Section 9.3 or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each Covered Person pursuant to this Section 9.3 to the fullest extent permitted by any applicable portion of this Section 9.3 that shall not have been invalidated and to the fullest extent permitted by Applicable Law.

(g)   *Amendment.* The provisions of this Section 9.3 shall be a contract between the Company, on the one hand, and each Covered Person who served in such capacity at any time while this Section 9.3 is in effect, on the other hand, pursuant to which the Company and each such Covered Person intend to be legally bound. No amendment, modification or repeal of this Section 9.3 that adversely affects the rights of a Covered Person to indemnification for Losses incurred or relating to a state of facts existing prior to such amendment, modification or repeal shall apply in such a way as to eliminate or reduce such Covered Person's entitlement to indemnification for such Losses without the Covered Person's prior written consent.

9.4   **Survival.** The provisions of this Article 9 shall survive the dissolution, liquidation, winding up and termination of the Company.

ARTICLE 10
ACCOUNTING, BOOKS AND BANK ACCOUNTS

10.1   **Accounting Period**. The annual accounting period of the Company shall end on December 31 of each year.

10.2   **Maintenance of Books**. Records of all transactions of the Company shall be kept by the Officers in books of account, computerized accounting systems or electronic data storage. Said records shall be kept in the principal executive office of the Company or such other place as agreed upon by the Board. Subject to confidentiality constraints and the availability of Company staff and resources, each Member holding Class A Units with Governance Rights (no Financial Rights holders, Holders or Class B Unit holders) and its authorized representatives shall, at the cost of the inquiring Member, have the right upon reasonable notice to the Company, to inspect and examine the books and records of the Company during normal business hours at the Company's principal place of business.

10.3   **Recordkeeping**. The Officers of the Company shall maintain at the Company's principal place of business each of the following:

(a)   A current list of the full name and last known address of each Member and Holder in alphabetical order and setting forth the cash and a description and statement of the agreed value of other property or services contributed and to be contributed by each Member, and the date on which such became a Member or Holder;

(b)   A copy of the Certificate of Formation, as amended or restated;

(c)   Copies of the Company's federal, state and local income tax returns and reports, if any, for the three (3) most recent years;

(d)   Copies of this Agreement, as amended or restated;

(e)   Copies of any financial statements of the Company for the three (3) most recent Fiscal Years;

(f)   Copies of any written promise by a Member to make a contribution to the Company;

(g)   Copies of any written consents by the Members to the admission of any Person as a Member of the Company;

(h)   Copies of any other instruments or documents reflecting matters required to be in writing pursuant to this Agreement.

10.4   **Method of Accounting**. Company books and financial records shall be kept in accordance with the method of accounting chosen by the Board and as otherwise may be required by law, and shall otherwise be adequate to provide each Member with all such financial information as such Member shall reasonably require to satisfy the

tax and financial reporting obligations of such Member. Each Member shall be entitled to any additional information necessary for the Member to adjust its financial basis statements to federal income tax basis statements (or vice versa) as the Member's individual needs may dictate.

10.5   **Accounts and Accounting**.

10.5.1   Capital Accounts. Capital Accounts shall be determined and maintained throughout the full term of the Company in accordance with the capital accounting rules of Regulation Section 1.704-1(b) from time to time in effect. In no event shall any adjustment in the Capital Contributions or Company Interest of any Member be made on account of any adjustment having been made to the Capital Account of such Member.

10.5.2   Account Balances. Except as otherwise provided in this Agreement, whenever it becomes necessary to ascertain the balance of any Member's Capital Account, such determination shall be made after giving effect to all allocations of Company income, gains, losses and deductions for the current year, and all distributions for such year, in each case in respect of transactions effected prior to the date as of which such determination is being made.

10.5.3   Dispute Resolution. Any dispute or disagreement among the Members with respect to determination of Capital Account balances or otherwise with respect to the manner or method of accounting by the Company may be submitted by any Member to, and resolved by, an independent certified public accounting firm which shall be chosen by the Board of Directors and whose determinations as so made shall be conclusive and binding upon the Members. The CPA firm so chosen may be the Company's regular certified public accountants.

10.6   **Basis Information**. Each Member shall provide to the Company all information for the Company to determine the tax basis for federal income tax purposes of its interest in any property contributed to the Company.

10.7   **Bank Accounts**. An account or accounts in the name of the Company shall be maintained in such bank or banks as the Board may from time to time select. All monies and funds of the Company, and all instruments for the payment of money to the Company, shall, when received, be deposited in said bank account or accounts, or prudently invested in marketable securities or other negotiable instruments. All checks, drafts and orders upon said account or accounts shall be signed in the Company's name by the President and/or the Secretary and such other person or persons as the Board may determine from time to time.

10.8   **Financial Reports**. The Company shall provide to the Members, (i) annual financial statements within 90 days of the end of each fiscal year, (ii) if requested, unaudited quarterly financial statements, (iii) if requested, a copy of the Company's annual budget, subject to customary Board approval, prior to the beginning of each fiscal year, and (v) such other information reasonably requested by any Member.

ARTICLE 11
DISSOLUTION AND LIQUIDATION

11.1   **Events of Dissolution.** The Company shall be dissolved and is affairs wound up only upon the occurrence of any of the following events:

(a)   The determination of the Board to dissolve the Company;

(b)   The sale, exchange, involuntary conversion, or other disposition or Transfer of all or substantially all the assets of the Company; or

(c)   The entry of a decree of judicial dissolution under § 18-802 of the Delaware Act.

11.2   **Effectiveness of Dissolution.** Dissolution of the Company shall be effective on the day on which the event described in Section 11.1 occurs, but the Company shall not terminate until the winding up of the Company

has been completed, the assets of the Company have been distributed as provided in Section 11.3 and the Certificate of Formation shall have been cancelled as provided in Section 11.4.

11.3 **Liquidation.** If the Company is dissolved pursuant to Section 11.1, the Company shall be liquidated and its business and affairs wound up in accordance with the Delaware Act and the following provisions:

(a) *Liquidator.* The Board, or, if the Board is unable to do so, a Person selected by the holders of a majority of the Class A Units, shall act as liquidator to wind up the Company (the "**Liquidator**"). The Liquidator shall have full power and authority to sell, assign, and encumber any or all of the Company's assets and to wind up and liquidate the affairs of the Company in an orderly and business-like manner.

(b) *Accounting.* As promptly as possible after dissolution and again after final liquidation, the Liquidator shall cause a proper accounting to be made by a recognized firm of certified public accountants of the Company's assets, liabilities and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed, as applicable.

(c) *Distribution of Proceeds.* The Liquidator shall liquidate the assets of the Company and Distribute the proceeds of such liquidation in the following order of priority, unless otherwise required by mandatory provisions of Applicable Law:

(i) *First*, to the payment of all of the Company's debts and liabilities to its creditors (including Members, if applicable) and the expenses of liquidation (including sales commissions incident to any sales of assets of the Company);

(ii) *Second*, to the establishment of and additions to reserves that are determined by the Board in its sole discretion to be reasonably necessary for any contingent unforeseen liabilities or obligations of the Company; and

(iii) *Third*, to the Members in the same manner as Distributions are made under Section 5.2.

(d) *Discretion of Liquidator.* Notwithstanding the provisions of Section 11.3(c) that require the liquidation of the assets of the Company, but subject to the order of priorities set forth in Section 11.3(c), if upon dissolution of the Company the Liquidator determines that an immediate sale of part or all of the Company's assets would be impractical or could cause undue loss to the Members, the Liquidator may defer the liquidation of any assets except those necessary to satisfy Company liabilities and reserves, and may, in its absolute discretion, Distribute to the Members, in lieu of cash, as tenants in common and in accordance with the provisions of Section 11.3(c), undivided interests in such Company assets as the Liquidator deems not suitable for liquidation. Any such Distribution in kind will be subject to such conditions relating to the disposition and management of such properties as the Liquidator deems reasonable and equitable and to any agreements governing the operating of such properties at such time. For purposes of any such Distribution, any property to be Distributed will be valued at its Fair Market Value.

11.4 **Cancellation of Certificate.** Upon completion of the Distribution of the assets of the Company as provided in Section 11.3(c) hereof, the Company shall be terminated and the Liquidator shall cause the cancellation of the Certificate of Formation in the State of Delaware and of all qualifications and registrations of the Company as a foreign limited liability company in jurisdictions other than the State of Delaware and shall take such other actions as may be necessary to terminate the Company.

11.5 **Survival of Rights, Duties and Obligations.** Dissolution, liquidation, winding up or termination of the Company for any reason shall not release any party from any Loss which at the time of such dissolution, liquidation, winding up or termination already had accrued to any other party or which thereafter may accrue in respect of any act or omission prior to such dissolution, liquidation, winding up or termination. For the avoidance of doubt, none of the foregoing shall replace, diminish or otherwise adversely affect any Member's right to indemnification pursuant to Section 9.3.

11.6 **Recourse for Claims.** Each Member shall look solely to the assets of the Company for all Distributions with respect to the Company, such Member's Capital Account, and such Member's share of Net Income, Net Loss and other items of income, gain, loss and deduction, and shall have no recourse therefor (upon dissolution or otherwise) against the Board, the Liquidator or any other Member.


ARTICLE 12
TRANSFERS


12.1 **Restriction on Transfers**.

Except as otherwise permitted by this Agreement, no Member shall Transfer or assign all or any portion of his Units or grant a security interest in or otherwise pledge, hypothecate, or encumber his Units without the prior written consent and approval of the Board of Directors.

12.2 **Permitted Transfers**.

Subject to the conditions and restrictions set forth in this Section and upon written approval by the Board of Directors, a Member may, at any time, Transfer all or any portion of his or her Units to (a) any other Member or (b) any Family Member of the transferor (any such Transfer being referred to in this Agreement as a "Permitted Transfer"). If the transferee is a Family Member, the Family Member shall be a Holder and only be entitled to Financial Rights with respect to the Transferred Units, which allocations and distributions may be applied (without limiting any other legal or equitable rights of the Company) to satisfy any debts, obligations, or liabilities for damages that the transferor or transferee of such Units may have to the Company. Additionally, a Transfer to a person who does not meet the qualifications of (a) or (b) above shall be allowed if the conditions set forth in Section 12.10 are met. A Transfer under Sections 12.7 and 12.10 shall also be deemed a Permitted Transfer.

12.3 **Conditions to Permitted Transfers**.

Notwithstanding the foregoing, a Transfer shall not be treated as a Permitted Transfer under this Section hereof unless and until the following conditions are satisfied:

(a) Except in the case of a Transfer of Units at death or involuntarily by operation of law, the transferor and transferee shall execute and deliver to the Company such documents and instruments of conveyance as may be necessary or appropriate in the opinion of counsel to the Company to effect such Transfer, evidence that the Transfer will not cause the Company to terminate for federal income tax purposes and to confirm the agreement of the transferee to be bound by the provisions of this Section 12 and the terms and conditions of the Company Operating Agreement, as amended.

(b) The transferor and transferee shall furnish the Company with the transferee's taxpayer identification number, sufficient information to determine the transferee's initial tax basis in the Units Transferred, and any other information reasonably necessary to permit the Company to file all required federal and state tax returns and other legally required information statements or returns. Without limiting the generality of the foregoing, the Company shall not be required to make any distribution otherwise provided for in this Agreement with respect to any Transferred Units until it has received such information.

(d) Except in the case of a Transfer of Units at death or involuntarily by operation of law and if required by the Board, either (a) such Units shall be registered under the Securities Act of 1933, as amended, and any applicable state securities laws, or (b) the Transferor shall provide an opinion of counsel, which opinion and counsel shall be satisfactory to the Company, to the effect that such Transfer is exempt from all applicable registration requirements and that such Transfer will not violate any applicable laws regulating the Transfer of securities.

(e) Except in the case of a Transfer of Units at death or involuntarily by operation of law and if required by the Board, the transferor shall provide an opinion of counsel, which opinion and counsel shall

be reasonably satisfactory to the other Members, to the effect that such Transfer will not cause the Company to be deemed to be an "investment company" under the Investment Company Act of 1940.

12.4   **Prohibited Transfers**.

Any purported Transfer of Units that is not a Permitted Transfer shall be null and void and of no force or effect whatever; provided that, if the Company is required to recognize a Transfer that is not a Permitted Transfer (or if the Company, in its sole discretion, elects to recognize a Transfer that is not a Permitted Transfer), the transferee shall be a Holder and only be entitled to Financial Rights with respect to the Transferred Units, which allocations and distributions may be applied (without limiting any other legal or equitable rights of the Company) to satisfy any debts, obligations, or liabilities for damages that the transferor or transferee of such Units may have to the Company.

In the case of a Transfer or attempted Transfer of Units that is not a Permitted Transfer, the Parties engaging or attempting to engage in such Transfer shall be liable to indemnify, defend and hold harmless the Company and the Board of Directors and the other Members from all cost, liability, and damage that any of such indemnified Persons may incur (including, without limitation, incremental tax liability and lawyers' fees and expenses) as a result of such Transfer or attempted Transfer and efforts to enforce the indemnity granted hereby.

12.5   **Rights of Holders**.

A Holder possesses only Financial Rights in the Company and shall have no right to any information or accounting of the affairs of the Company, shall not be entitled to inspect the books or records of the Company (except to the extent required under the Act), and shall not have any of the other rights of a Member under the Act or this Agreement.

12.6   **Admission of Holders as Members**.

Subject to the other provisions of this Section 12, a Holder may be admitted to the Company as a substituted Member only upon satisfaction of the conditions set forth below in this Section:

(a)   The Board consents to such admission, which consent may be given or withheld in the sole and absolute discretion of each Director;

(b)   The interests with respect to which the transferee is being admitted were acquired by means of a Permitted Transfer;

(c)   The transferee becomes a party to this Agreement as a Member and executes such documents and instruments as the Board may reasonably request as may be necessary or appropriate to confirm such transferee as a Member in the Company and such transferee's agreement to be bound by the terms and conditions hereof;

(d)   The transferee pays or reimburses the Company for all reasonable legal, filing, and publication costs that the Company incurs in connection with the admission of the transferee as a Member with respect to the transferred Units; and

(e)   If the transferee is not an individual of legal majority, the transferee provides the Company with evidence satisfactory to counsel for the Company of the authority of the transferee to become a Member and to be bound by the terms and conditions of this Agreement.

12.7   **Death of a Member**.   In the event of the death of a Member (the "**Deceased Member**"), the Company and then the surviving members of the same class of the Deceased Member ("**Surviving Class Members**") shall have the right, but not the obligation, to purchase all of the Units of the Deceased Member (either pro rata in accordance with their Units or otherwise as they may agree), as follows:

During the period not earlier than ninety (90) days, nor later than one hundred eighty (180) days following a death of a Deceased Member, the Company will engage a qualified appraiser, at the Company's expense, and have

the Company appraised (the "**Appraisal**"). Should the executive or spokesman for the estate of the Deceased Member (the "**Executor**") not approve the appraiser selected by the Company, he may select another qualified independent appraiser to be paid by the Executor, and the fair value shall be the average of the two (2) Appraisals. However, should the two (2) Appraisals differ by more than fifteen percent (15%), the two (2) appraisers shall select a third qualified independent appraiser to appraise the Company (the "**Third Appraisal**"), and the fair value shall be the average of such Third Appraisal and that Appraisal of the first two (2) which is closer to the Third Appraisal. The cost of the Third Appraisal shall be paid by the parties whose Appraisal differed the most from the Third Appraisal.

Upon determination of the appraised value of the Company, the Company shall, for sixty (60) days have the right, but not the obligation, to purchase all of the Units of the Deceased Member for the amount the Deceased Member would have received for these Units if the Company had been sold for the appraised value and the resulting proceeds were distributed pursuant to Section 11.3. During this sixty (60) day period, the Company shall give the Executor Notice of its intent to exercise this right. The purchase price shall be paid in cash at time of closing which shall occur no later than sixty (60) days from the time of the Notice of intent to exercise the purchase right.

If the Company fails to exercise its right to purchase the Units of the Deceased Member within the prescribed period, its rights to purchase said Units of the Deceased Member under this section shall be terminated and the Surviving Class Members shall, for the next sixty (60) days have the right, but not the obligation, to purchase all of the Units of the Deceased Member for the Deceased Member's interest in the Company in the same manner as set forth above. The purchase price shall be paid in cash at time of closing which shall occur no later than thirty (30) days from the time of the Notice of intent to exercise the purchase right.

Should the Surviving Class Members fail to exercise their right to purchase the Units of the Deceased Member within the prescribed period, their rights to purchase said Units of the Deceased Member under this section shall be terminated ("**Termination**") and surviving Members of the class other than the class of the Deceased Member ("**Non-Class Surviving Members**") shall have the right, but not the obligation, to purchase all of the Units of the Deceased Member (either pro rata in accordance with their Units or otherwise as they may agree) as set forth above. Should such Members fail to exercise their right to purchase the Units of the Deceased Member within the prescribed period, their rights to purchase said units of the Deceased Member under this Section shall terminate.

Notwithstanding anything in this Agreement to the contrary, in the event of Termination, the transfer to any Family Member, heir or estate of the Deceased Member shall be deemed by the Company as a Permitted Transferee.

12.8   **Disability of a Member**. A Member who provides services to the Company under this Operating Agreement or any employment, independent contractor or consulting agreement shall be treated as having incurred a disability upon the date that such Member is declared legally incompetent under the laws of the State of Delaware or Mississippi, or on the date that the Company receives a written opinion from a physician designated by the Company to the effect that such Member has incurred a mental or physical condition that can reasonably be expected to prevent such Member from carrying out his or her material duties under this Operating Agreement or any employment, independent contractor or consulting agreement for a period of six (6) months or longer from the date of such opinion. Each Member hereby covenants and agrees to cooperate with any physician so designated by the Company to determine whether such Member is disabled, provided that any physician so designated shall consult with any physician designated by (or on behalf of) such Member and the Company shall pay the cost of any examination. By executing this Agreement, each Member hereby authorizes each physician who examines such Member to determine his or her incapacity and to disclose such physician's diagnosis or opinion by writing to any third party including, but not limited to, the Company and its Members, Officers, and Directors, if any, and the attorney-in-fact or personal representative of the Member. For purposes of the Health Insurance Portability and Accountability Act of 1996 ("**HIPAA**"), pursuant to 45 CFR § 164.508, and solely for the purposes of making a determination of the Member's disability and obtaining a written diagnosis or opinion of such disability by a physician, each Member hereby authorizes any health care provider to disclose to a physician making the diagnosis any pertinent individually identifiable health information, including any protected health information which may be requested by such physician to determine whether such Member by reason of illness or mental or physical disability is disabled. The disclosure may be by mail, electronic transmission, or verbally. This consent shall be valid during any interval an individual is a Member under this Agreement. In the event of the disability of a Member (the "**Disabled Member**"), the Company and then the surviving members of the same class of the Disabled Member ("**Non-Disabled Class Members**") shall

have the right, but not the obligation, to purchase the Units of the Disabled Member (either pro rata in accordance with their Units or otherwise as they may agree), in accordance with the following:

During the period not earlier than ninety (90) days, nor later than one hundred eighty (180) days following a Member being determined to be a Disabled Member, the Company will engage a qualified appraiser, at the Company's expense, and have the Company appraised (the "**Appraisal**"). Should the Disabled Member or his legally appointed representative or agent not approve the appraiser selected by the Company, he may select another qualified independent appraiser to be paid by such legally appointed representative or agent, and the fair value shall be the average of the two (2) Appraisals. However, should the two (2) Appraisals differ by more than fifteen percent (15%), the two (2) appraisers shall select a third qualified independent appraiser to appraise the Company (the "**Third Appraisal**"), and the fair value shall be the average of such Third Appraisal and that Appraisal of the first two (2) which is closer to the Third Appraisal. The cost of the Third Appraisal shall be paid by the parties whose Appraisal differed the most from the Third Appraisal. Upon determination of the appraised value of the Company, the Company shall, for sixty (60) days have the right, but not the obligation, to purchase all of the Units of the Disabled Member for the amount the Disabled Member would have received if the Company had been sold for the appraised value and proceeds were distributed pursuant to Section 11.3 and during this sixty (60) day period shall give the Disabled Member or his legally appointed representative or agent Notice of its intent to exercise this right. The purchase price shall be paid in cash at time of closing which shall occur no later than thirty (30) days from the time of the Notice of intent to exercise the purchase right.

If the Company fails to exercise its right to purchase the Units of the Disabled Member within the prescribed period, its rights to purchase said Units of the Disabled Member under this section shall be terminated and the Non-Disabled Class Members shall, for the next sixty (60) days have the right, but not the obligation, to purchase all of the Units of the Disabled Member in the Company in the same manner as set forth above. The purchase price shall be paid in cash at time of closing which shall occur no later than thirty (30) days from the time of the Notice of intent to exercise the purchase right. Should the Non-Disabled Class Members fail to exercise their right to purchase the Units of the Disabled Member within the prescribed period, their rights to purchase said Units of the Disabled Member under this section shall be terminated ("**Termination**") and Non-Disabled Members of the class other than the class of the Disabled Member ("**Non-Class Non-Disabled Members**") shall have the right, but not the obligation, to purchase up to fifty percent of the Units of the Disabled Member (either pro rata in accordance with their Units or otherwise as they may agree) as set forth above. Should such Members fail to exercise their right to purchase the Units of the Disabled Member within the prescribed period, their rights to purchase said units of the Disabled Member under this Section shall terminate.

Notwithstanding anything in this Agreement to the contrary, in the event of a Member is determined to be Disabled, the Disabled Member shall be deemed by the Company as a Holder as specified in this Section 12 which means that he shall only entitled to Financial Rights with respect to his Units.

12.9 **Right of First Refusal and Board-Approved Transfer**.

In the event that a Member (the "Selling Member") receives a bona fide written offer from a third party (a "Third Party Offer") to purchase his or her Units that Selling Member wishes to accept, the Selling Member may do either of the following:

12.9.1 Right of First Refusal.

i.   Upon receipt of the Third-Party Offer, Selling Member shall give written notice to the Company and other Members in the same Class as the Selling Member (the "**Remaining Class Members**"), which shall include a copy of the Third-Party Offer and, if not included in the Third-Party Offer, the identity of the proposed transferee (the "**Sale Notice**"). The Remaining Class Members shall have a right of first refusal (either pro rata in accordance with their Units or otherwise as they may agree) to purchase the Selling Member's Units at the same price and upon the same terms as set forth in the Third-Party Offer (the "**Refusal Right**"). The Remaining Class Members shall then have thirty (30) days from

receipt of the Sale Notice (the "**Refusal Period**") to inform Selling Member that they intend to exercise their Refusal Right. The Remaining Class Members who desire to exercise their Refusal Right shall do so by giving written notice ("**Exercise Notice**") to the Selling Member and the other Remaining Class Members during the Refusal Period.

ii. If the Remaining Class Members fail to exercise their Refusal Rights to acquire all of the Selling Member's Units in compliance with Section 12.9.1 hereof, then the Selling Member shall give written notice to all Members of the class of which the Selling Member is not a part ("**Non-Class Members**") and such Non-Class Members shall thereafter have a right of refusal. Such Members shall follow the same process as set forth above.

iii. If the Non-Class Members fail to exercise their Refusal Rights to acquire all of the Selling Member's Units in compliance with Section 12.9.1 hereof, then, for a period of thirty (30) days after the expiration of the Refusal Period, Selling Member may Transfer his or her Units to the third party (the "**Selling Member's Assignee**") under terms and conditions no more favorable to the Third Party than those contained in the Third-Party Offer submitted with the Remaining Members Sale Notice. The Transfer, however, shall be subject to the requirements of Section 12.3 through 12.7 above. If the closing of the sale to the third party has not closed within this thirty (30) day period, the Selling Member shall be obligated to give another Sale Notice to the Remaining Class Members and Non-Class Members, respectively, prior to consummating a Transfer.

iv. If the Remaining Members exercise their Refusal Rights to acquire all of the Selling Member's Units in compliance with Section 12.9.1 hereof, the closing of a Transfer of Units shall occur within thirty (30) days from the date of the final Exercise Notice. The purchase price and the terms of payment for the Units shall be identical to those contained in the Third-Party Offer. The Selling Member shall deliver documents satisfactory to the purchasing Remaining Members conveying his or her Units free and clear of all liens, claims and encumbrances, any of which may be paid out of the purchase price, with the remainder, if any, paid to the Selling Member. If the purchase price is insufficient to satisfy any such liens, the Selling Member shall discharge the balance.

12.9.2   Board-Approved Transfer.

i. Upon receipt of the Third-Party Offer, Selling Member shall give written notice to the Board, which shall include a copy of the Third-Party Offer (the "**Board Sale Notice**"). The Board shall then have thirty (30) days from receipt of the Board Sale Notice (the "**Decision Period**") to inform Selling Member by written notice ("**Decision Notice**") whether it approves the Third-Party Offer. The Board shall have the right to receive any additional information regarding the Third Party Offer or the proposed transferee it may request in order to make a decision. The Board, in its sole and absolute discretion, may approve or prohibit such Transfer.

ii. If the Board approves the Transfer in compliance with Section 12.9.2 hereof, then for a period of thirty (30) days after the expiration of the Decision Period, the Selling Member may Transfer his or her Units to

the third party (the "**Selling Member's Assignee**") under terms and conditions of the Third-Party Offer submitted with the Board Sale Notice. The Transfer, however, shall be subject to the requirements of Section 12.3 through 12.7 above. If the closing of the sale to the third party has not closed within this thirty (30) day period, the Selling Member is prohibited from selling his or her Units pursuant to this Section 12.10.2, and if he or she still desires to sell his or her Units, he or she shall again follow the procedure as set forth in this Section 12.10.2.

12.10   **Drag-along Rights.**

(a)   *Participation.* If the Board and one or more Members (together with their respective Permitted Transferees) holding no less than a majority of all the Units (such Member or Members, the "**Dragging Member**"), proposes to consummate, in one transaction or a series of related transactions, a Change of Control (a "**Drag-along Sale**"), the Dragging Member shall have the right, after delivering the Drag-along Notice in accordance with Section 12.10(c) and subject to compliance with Section 12.10(d), to require that each other Member (each, a "**Drag-along Member**") participate in such sale (including, if necessary, by converting their Unit Equivalents into the Units to be sold in the Drag-along Sale) in the manner set forth in Section 12.10(b).

(b)   *Sale of Units.* Subject to compliance with Section 12.10(d):

(i)   If the Drag-along Sale is structured as a sale resulting in a majority of the Units of the Company on a Fully Diluted Basis being held by a Third Party Purchaser, then each Drag-along Member shall sell, with respect to each class or series of Units proposed by the Dragging Member to be included in the Drag-along Sale, the number of Units and/or Unit Equivalents of such class or series (with Class A and Class B Units treated as one class for this purpose) equal to the product obtained by multiplying (i) the number of applicable Units on a Fully Diluted Basis held by such Drag-along Member (with Class A and Class B Units treated as one class) by (ii) a fraction (x) the numerator of which is equal to the number of applicable Units on a Fully Diluted Basis that the Dragging Member proposes to sell in the Drag-along Sale (with Class A and Class B Units treated as one class) and (y) the denominator of which is equal to the number of applicable Units on a Fully Diluted Basis held by the Dragging Member at such time (with Class A and Class B Units treated as one class); and

(ii)   If the Drag-along Sale is structured as a sale of all or substantially all of the consolidated assets of the Company and the Company subsidiaries or as a merger, consolidation, recapitalization, or reorganization of the Company or other transaction requiring the consent or approval of the Members, then notwithstanding anything to the contrary in this Agreement, each Drag-along Member shall vote in favor of the transaction and otherwise consent to and raise no objection to such transaction, and shall take all actions to waive any dissenters', appraisal or other similar rights that it may have in connection with such transaction. The Distribution of the aggregate consideration of such transaction shall be made in accordance with Section 11.3.

(c)   *Sale Notice.* The Dragging Member shall exercise its rights pursuant to this Section 12.10 by delivering a written notice (the "**Drag-along Notice**") to the Company and each Drag-along Member no more than ten (10) Business Days after the execution and delivery by all of the parties thereto of the definitive agreement entered into with respect to the Drag-along Sale and, in any event, no later than twenty (20) Business Days prior to the closing date of such Drag-along Sale. The Drag-along Notice shall make reference to the Dragging Members' rights and obligations hereunder and shall describe in reasonable detail:

(i)   The name of the person or entity to whom such Units are proposed to be sold;

(ii)   The proposed date, time and location of the closing of the sale;

(iii)   The number of each class or series of Units to be sold by the Dragging Member, the proposed amount of consideration for the Drag-along Sale and the other material terms and conditions of the Drag-along Sale, including a description of any non-cash consideration in sufficient detail to permit the valuation thereof and including, if available, the purchase price per Unit of each applicable class or series; and

(iv)   A copy of any form of agreement proposed to be executed in connection therewith.

(d)   *Conditions of Sale.* The obligations of the Drag-along Members in respect of a Drag-along Sale under this Section 12.10 are subject to the satisfaction of the following conditions:

(i)   The consideration to be received by each Drag-along Member shall be the same form and amount of consideration to be received by the Dragging Member per Unit of each applicable class or series (the Distribution of which shall be made in accordance with Section 12.10(b)) and the terms and conditions of such sale shall, except as otherwise provided in Section 12.10(d)(iii), be the same as those upon which the Dragging Member sells its Units;

(ii)   If the Dragging Member or any Drag-along Member is given an option as to the form and amount of consideration to be received, the same option shall be given to all Drag-along Members; and

(iii)   Each Drag-along Member shall execute the applicable purchase agreement, if applicable, and make or provide the same representations, warranties, covenants, indemnities and agreements as the Dragging Member makes or provides in connection with the Drag-along Sale; *provided*, that each Drag-along Member shall only be obligated to make individual representations and warranties with respect to its title to and ownership of the applicable Units, authorization, execution and delivery of relevant documents, enforceability of such documents against the Drag-along Member, and other matters relating to such Drag-along Member, but not with respect to any of the foregoing with respect to any other Members or their Units; *provided*, *further*, that all representations, warranties, covenants and indemnities shall be made by the Dragging Member and each Drag-along Member severally and not jointly and any indemnification obligation shall be pro rata based on the consideration received by the Dragging Member and each Drag-along Member, in each case in an amount not to exceed the aggregate proceeds received by the Dragging Member and each such Drag-along Member in connection with the Drag-along Sale.

(e)   *Cooperation.* Each Drag-along Member shall take all actions as may be reasonably necessary to consummate the Drag-along Sale, including, without limitation, entering into agreements and delivering certificates and instruments, in each case, consistent with the agreements being entered into and the certificates being delivered by the Dragging Member, but subject to Section 12.10(d)(iii).

(f)   *Expenses.* The fees and expenses of the Dragging Member incurred in connection with a Drag-along Sale and for the benefit of all Drag-along Members (it being understood that costs incurred by or on behalf of a Dragging Member for its sole benefit will not be considered to be for the benefit of all Drag-along Members), to the extent not paid or reimbursed by the Company or the Third Party Purchaser, shall be shared by the Dragging Member and all the Drag-along Members on a pro rata basis, based on the consideration received by each such Member; *provided*, that no Drag-along Member shall be obligated to make any out-of-pocket expenditure prior to the consummation of the Drag-along Sale.

(g)   *Consummation of Sale.* The Dragging Member shall have 120 days following the date of the Drag-along Notice in which to consummate the Drag-along Sale, on the terms set forth in the Drag-along Notice (which 120-day period may be extended for a reasonable time not to exceed ninety (90) days to the extent reasonably necessary to obtain required approvals or consents from any Governmental Authority). If at the end of such period the Dragging Member has not completed the Drag-along Sale, the Dragging Member may not then exercise its rights under this Section 12.10 without again fully complying with the provisions of this Section 12.10.

12.11   **Tag-along Rights.**

(a)   *Participation.* Subject to the terms and conditions specified in Article 12, if any Member (the **"Selling Member"**) proposes to Transfer any of its Units (or any Unit Equivalents of such Units) to any Person (a **"Proposed Transferee"**), each other Member (each, a **"Tag-along Member"**) shall be permitted to participate in such sale (a **"Tag-along Sale"**) on the terms and conditions set forth in this Section 12.11.

(b) *Application of Transfer Restrictions*. The provisions of this Section 12.11 shall only apply to Transfers in which:

(i) The Company and Members have not exercised their rights in full under Section 12.9 to purchase all of Selling Member's Units; and

(ii) The Dragging Member has elected to not exercise its drag-along right under Section 12.10.

(c) *Sale Notice*. Prior to the consummation of any Transfer of Units (or any Unit Equivalents of such Units) qualifying under Section 12.11(b), and after satisfying its obligations pursuant to Section 12.9, the Selling Member shall deliver to the Company and each other Member holding Units (or any Unit Equivalents of such Units) of the class or series proposed to be Transferred a written notice (a "**Sale Notice**") of the proposed Tag-along Sale as soon as practicable following the expiration of the option periods set forth in Section 12.9.1, and in no event later than five (5) Business Days thereafter. The Sale Notice shall make reference to the Tag-along Members' rights hereunder and shall describe in reasonable detail:

(i) The aggregate number of Units (or any Unit Equivalents of such Units) the Proposed Transferee has offered to purchase;

(ii) The identity of the Proposed Transferee;

(iii) The proposed date, time and location of the closing of the Tag-along Sale;

(iv) The purchase price per applicable Unit (which shall be payable solely in cash) and the other material terms and conditions of the Transfer; and

(v) A copy of any form of agreement proposed to be executed in connection therewith.

(d) *Exercise of Tag-along Right.*

(i) The Selling Member and each Tag-along Member timely electing to participate in the Tag-along Sale pursuant to Section 12.11(d)(ii) shall have the right to Transfer in the Tag-along Sale the number of Units (and applicable Unit Equivalents, if any), as the case may be and with the Class A and Class B Units treated as separate classes for purposes of this calculation, equal to the product of (x) the aggregate number of Class A or Class B Units (and applicable Unit Equivalents), as the case may be, that the Proposed Transferee proposes to buy as stated in the Sale Notice and (y) a fraction (A) the numerator of which is equal to the number of Class A or Class B Units, as the case may be, on a Fully Diluted Basis then held by the applicable Member, and (B) the denominator of which is equal to the number of Class A or Class B Units, as the case may be, on a Fully Diluted Basis then held by the Selling Member and all of the Tag-along Members timely electing to participate in the Tag-along Sale pursuant to Section 12.11(d)(ii)(such amount with respect to the Class A Units (and applicable Unit Equivalents, if any), the "**Class A Tag-along Portion**", and with respect to the Class B Units (and applicable Unit Equivalents, if any), the "**Class B Tag-along Portion**").

(ii) Each Tag-along Member shall exercise its right to participate in a Tag-along Sale by delivering to the Selling Member a written notice (a "**Tag-along Notice**") stating its election to do so and specifying the number of Class A Units and/or Unit Equivalents (up to its Class A Tag-along Portion) and/or Class B Units and/or Unit Equivalents (up to its Class Tag-along Portion), as the case may be, to be Transferred by it no later than ten (10) Business Days after receipt of the Sale Notice (the "**Tag-along Period**").

(iii) The offer of each Tag-along Member set forth in a Tag-along Notice shall be irrevocable, and, to the extent such offer is accepted, such Tag-along Member shall be bound and obligated to consummate the Transfer on the terms and conditions set forth in this Section 12.11.

(e)   *Remaining Portions.*

(i)   If any Tag-along Member declines to exercise its right under Section 12.11(d)(i) or elects to exercise it with respect to less than its full Class A Tag-Along Portion or full Class B Tag-along Portion (the aggregate amount of Class A Units resulting from all such unexercised Class A Tag-Along Portions, the "**Remaining Class A Portion**", and the aggregate amount of Class B Units resulting from all such unexercised Class B Tag-Along Portions, the "**Remaining Class B Portion**"), the Selling Member shall promptly deliver a written notice (a "**Remaining Portion Notice**") to those Tag-along Members who have elected to Transfer their Class A Tag-Along Portion in full (each, a "**Fully Participating Class A Tag-along Member**") and/or those Tag-along Members who have elected to Transfer their Class B Tag-Along Portion in full (each, a "**Fully Participating Class B Tag-along Member**"). The Selling Member, each Fully Participating Class A Tag-along Member (with respect to any Remaining Class A Portion) and each Fully Participating Class B Tag-along Member (with respect to any Remaining Class B Portion) shall be entitled to Transfer, in addition to any applicable Units or Unit Equivalents already being Transferred, a number of Class A Units and/or Class B Units (or applicable Unit Equivalents), as the case may be, held by it equal to the product of (x) the Remaining Class A Portion and/or Remaining Class B Portion, as the case may be, and (y) a fraction (A) the numerator of which is equal to the number of Class A Units and/or Class B Units (and applicable Unit Equivalents), as the case may be, then held by the applicable Member, and (B) the denominator of which is equal to the number of Class A Units and/or Class B Units (and applicable Unit Equivalents), as the case may be, then held by the Selling Member and all Fully Participating Class A Tag-along Members and/or Fully Participating Class B Tag-along Members, as the case may be.

(ii)   Each Fully Participating Class A Tag-along Member and/or Fully Participating Class B Tag-along Member, as the case may be, shall exercise its right to participate in the Transfer described in Section 12.11(e)(i) by delivering to the Selling Member a written notice (a "**Remaining Tag-along Notice**") stating its election to do so and specifying the number of Class A Units and/or Class B Units (or applicable Unit Equivalents), as the case may be (up to the amounts it may Transfer pursuant to Section 12.11(e)(i)), to be Transferred by it no later than five (5) Business Days after receipt of the Remaining Portion Notice.

(iii)   The offer of each Fully Participating Class A Tag-along Member and each Fully Participating Class B Tag-along Member set forth in a Remaining Tag-along Notice shall be irrevocable, and, to the extent such offer is accepted, such Member shall be bound and obligated to consummate the Transfer on the terms and conditions set forth in this Section 12.11.

(f)   *Waiver.* Each Tag-along Member who does not deliver a Tag-along Notice in compliance with Section 12.11(d)(ii) shall be deemed to have waived all of such Tag-along Member's rights to participate in the Tag-along Sale with respect to the Class A Units and/or Class B Units (and/or Unit Equivalents) owned by such Tag-along Member, and the Selling Member shall (subject to the rights of any other participating Tag-along Member) thereafter be free to sell to the Proposed Transferee the Units and/or Unit Equivalents identified in the Sale Notice at a per Unit price that is no greater than the applicable per Unit price set forth in the Sale Notice and on other terms and conditions which are not materially more favorable to the Selling Member than those set forth in the Sale Notice, without any further obligation to the non-accepting Tag-along Members.

(g)   *Conditions of Sale.*

(i)   Each Member participating in the Tag-along Sale shall receive the same consideration per Class A Unit and/or Class B Unit, as the case may be, after deduction of such Member's proportionate share of the related expenses in accordance with Section 12.11(i) below.

(ii)   Each Tag-along Member shall make or provide the same representations, warranties, covenants, indemnities and agreements as the Selling Member makes or provides in connection with the Tag-along Sale; *provided*, that each Tag-along Member shall only be obligated to make individual representations and warranties with respect to its title to and ownership of the applicable Units, authorization, execution and delivery of relevant documents, enforceability of such documents against the Tag-along Member, and other matters relating to such Tag-along Member, but not with respect to any of the foregoing with respect to any other Members or their Units; *provided, further*, that all representations, warranties, covenants and indemnities shall be made by the Selling Member

and each Tag-along Member severally and not jointly and any indemnification obligation shall be pro rata based on the consideration received by the Selling Member and each Tag-along Member, in each case in an amount not to exceed the aggregate proceeds received by the Selling Member and each such Tag-along Member in connection with the Tag-along Sale.

          (iii)   Each holder of then currently exercisable Unit Equivalents with respect to a class or series of Units proposed to be Transferred in a Tag-along Sale shall be given an opportunity to convert such Unit Equivalents into the applicable class or series of Units prior to the consummation of the Tag-along Sale and participate in such sale as holders of such class or series of Units.

          (h)   *Cooperation.* Each Tag-along Member shall take all actions as may be reasonably necessary to consummate the Tag-along Sale, including, without limitation, entering into agreements and delivering certificates and instruments, in each case, consistent with the agreements being entered into and the certificates being delivered by the Selling Member, but subject to Section 121.11(g)(ii).

          12.12   **Preemptive Rights**. Subject to the terms and conditions contained in this Agreement, each Class A Unit holder shall have the preemptive right to purchase its pro rata portion of any newly issued Units that the Company may, from time to time, propose to sell and issue (the "Preemptive Right"). Any portion of such newly issued Units not purchased pursuant to the Preemptive Right may be sold to other Members or to other purchasers. Each Class A Unit holder shall have ten (10) business days following approval of the newly issued Units (and written notice thereof if not a party to such approval), and receiving written notice thereof, to agree to purchase up to its pro rata portion of the newly issued Units, for the price and upon the terms specified in the approval of such newly issued Units, by giving written notice to the Board of Directors and stating therein the quantity of newly issued Units to be purchased. Upon exercise of the Preemptive Right, the Company and the relevant Member or Class A Unit holder shall be legally obligated to consummate the purchase contemplated thereby and shall use their reasonable best efforts to secure any approvals required in connection therewith. In the event a Class A Unit holder fails to exercise its Preemptive Right within said ten (10) business day period, the Company shall have a period of one year thereafter to sell or enter into an agreement to sell the newly issued Units not elected to be purchased by such Class A Unit holder. In the event the Company has not entered into an agreement to sell such Units within said one-year period, the Company shall not thereafter issue or sell any newly issued Units without first offering such Units to the Class A Members as set forth above.

          12.13   **Change in Voting Control of a Member**. If a Membership Interest in the Company is held by a corporation, unincorporated association, limited liability company and/or other form of entity (each a "**Member Entity**"), then each of the following shall be deemed to be a Transfer of the Member Entity's Membership Interest in the Company and requires the prior written consent of the other Member:

          (a)   a change in the voting control of any such Member Entity from the holder(s) of such voting control as of the date hereof, or any transfer of the power to direct the operations of any such entity (by equity ownership, contract, or otherwise), to one or more parties who are not members or interest holders as of the date of this Operating Agreement, however accomplished, and whether in a single transaction or in a series of related or unrelated transactions; or

          (b)   any management or similar agreement transferring control or any substantial percentage of the profits and losses from the business operations of the Member Entity to a person or entity other than the shareholder(s), member(s), partners, or other equity interest holder(s) as of the date of this Operating Agreement, or otherwise having substantially the same effect.

Provided, however, that a sale, transfer, conveyance, assignment and/or hypothecation between and among the existing Members shall not be a Transfer within the meaning and provisions of this Section, and shall be a permitted transfer.

ARTICLE 13
TAX MATTERS

13.1　**Tax Matters Handled By Company**. The Company shall have full authority to negotiate with, to conclude agreements with or to refuse to agree with federal and state taxing authorities as to the taxable income of the Company for any taxable period, and any determination of such taxable income shall be binding upon the Members, each of which individually shall be liable to pay any additional tax and interest or entitled to receive any refund and interest resulting from such determination. The Company shall not be responsible for any loss or damage to any Member as a result of any such determination or failure to arrive at a determination.

13.2　**Partnership For Tax Purposes Only**. The Members have formed the Company under the Act and expressly do not intend hereby to form a partnership (except insofar as the Company shall be treated as a partnership for tax purposes only). The Members do not intend to be partners to one another or partners as to any third party.

13.3　**Partnership Representative**. Bryon White is hereby designated as the initial "partnership representative" of the Company for purposes of Code §6223 (the "**Partnership Representative**"). The Board shall have the authority to designate and remove the Partnership Representative from time to time. The Partnership Representative, in its capacity as such, is authorized and required to represent the Company in connection with any administrative proceeding at the Company level with the Internal Revenue Service relating to the determination of any item of Company income, gain, loss, deduction or credit for federal income tax purposes. Unless otherwise determined by the Board, the Partnership Representative shall take actions the Partnership Representative deems appropriate to minimize any obligations of the Company to pay taxes and interest in connection with any audit of the Company, including, if deemed appropriate, by means of elections under Code §6226 and/or the Members filing amended returns under Code §6225(c)(2). The Members agree to cooperate in good faith, including without limitation by timely providing information reasonably requested by the Partnership Representative and making elections and filing amended returns reasonably requested by the Partnership Representative, and by paying any applicable taxes, interest and penalties, to give effect to the preceding sentence. The Company shall make any payments it may be required to make under the Revised Partnership Audit Procedures and, in the discretion of the Board, allocate any such payment among the current or former Members of the Company for the "reviewed year" to which the payment relates in a manner that reflects the current or former Members' respective interests in the Company for that year and any other factors taken into account in determining the amount of the payment. To the extent payments are made by the Company on behalf of or with respect to a current Member in accordance with this Section 13.3, such amounts shall, at the election of the Board, be (a) applied to and reduce the next distribution(s) otherwise payable to such Member under this Agreement or (b) paid by the Member to the Company within thirty (30) days of written notice from the Board requesting the payment. In addition, if any such payment is made on behalf of or with respect to a former Member, that Member shall pay over to the Company an amount equal to the amount of such payment made on behalf of or with respect to it within thirty (30) days of written notice from the Board requesting the payment. Any cost or expense incurred by the Partnership Representative in connection with its duties, including the preparation for or pursuance of administrative or judicial proceedings, will be paid by the Company. The provisions contained in this Section 13.3 shall survive the dissolution of the Company and the withdrawal of any Member or the Transfer of any Member's interest in the Company and shall apply to any current or former Member.

ARTICLE 14
WITHDRAWALS; ACTION FOR PARTITION; BREACHES

14.1.　**Waiver of Partition**. No Member shall, either directly or indirectly, take any action to require partition, file a bill for Company accounting or appraisement of the Company or of any of its assets or properties or cause the sale of any Company property, and notwithstanding any provisions of applicable law to the contrary, each Member (and each of his legal representatives, successors, or assigns) hereby irrevocably waives any and all rights it may have to maintain any action for partition or to compel any sale with respect to their respective Units, or with respect to any assets or properties of the Company.

14.2.　**Covenants**. Notwithstanding any provision of the Act, each Member covenants and agrees that the Members have entered into this Agreement based on their mutual expectation that all Members will continue as Members and carry out the duties and obligations undertaken by them hereunder and that, except as otherwise expressly required or permitted hereby, each Member hereby covenants and agrees not to (a) take any action to file a

certificate of dissolution or its equivalent with respect to itself, (b) withdraw or attempt to withdraw from the Company, except as specified in this Article 14, (c) exercise any power under the Act to dissolve the Company, (d) Transfer all or any portion of his or its Units, (e) petition for judicial dissolution of the Company, (f) demand a return of such Member's contributions, or (g) cause a breach or default under any other provision of this Agreement.

14.3 **Withdrawal**.

14.3.1 No Withdrawal. No Member has the right to resign or otherwise withdraw from the Company without the approval of the Board. For this purpose, any Member (i) filing a voluntary petition under any bankruptcy or insolvency law or a petition for the appointment of a receiver, or makes an assignment for the benefit of creditors; (ii) being subjected to a petition or assignment or to an attachment or other legal or equitable interest with respect to his Units in the Company and such involuntary petition, assignment, or attachment is not discharged within thirty (30) days after its effective date; or (iii) being subjected to any other possible involuntary Transfer of his Units in the Company by legal process, including, without limitation, an assignment or Transfer pursuant to a divorce decree (other than upon the death of Member), shall be considered a withdrawal under this Agreement ("**Withdrawal**"). A resignation or Withdrawal without the approval of the Board shall be considered wrongful under the Act.

In the event a Member resigns or withdraws without the consent of the Board ("**Withdrawing Member**"), the Withdrawing Member shall be entitled to receive the liquidation value as determined pursuant to Section 14.3.3. The Company may elect to pay such amount, at the Company's sole election, by delivery to the Member, within one (1) year after Withdrawal, resignation or termination, of a promissory note payable in five (5) equal annual installments on the anniversary of the effective date of the Withdrawal or termination along with interest at the applicable federal rate as defined in the Code and the Regulations thereunder.

14.3.2 General Effect of Termination of Interest. The termination of a Member's continued Membership in the Company shall not cause the dissolution or termination of the Company.

14.3.3 Determination of Liquidation Value.

i. For purposes of this Agreement, the liquidation value of the Withdrawing Member's Units shall be determined by the regular independent public accountant of the Company ("**Accountant**") and shall be equal to the amount, if any, that the Withdrawing Member would receive if the non-liquid assets of the Company ("**Assets**") were sold for their Market Value (as hereinafter defined), as of the date of Withdrawal, the Company was dissolved and the proceeds from the hypothetical sale of all Assets of the Company as of the date of Withdrawal were distributed to the Members after payment of reasonable selling and liquidation expenses and all Company debts, liabilities and obligations of such date.

ii. For purposes of this Subsection, the "**Market Value**" of the Assets shall as determined by a qualified appraiser, selected by the Board and at the Company's expense, and have the Assets appraised (the "**Asset Appraisal**"). Should the Withdrawing Member not approve the appraiser selected by the Company, he may select another qualified independent appraiser, at his expense, and the Market Value shall be the average of the two (2) Asset Appraisals. However, should the two (2) Asset Appraisals differ by more than fifteen percent (15%), the two (2) appraisers shall select a third qualified independent appraiser to appraise the Assets (the "**Third Asset Appraisal**"), and the fair value shall be the average of such Third Asset Appraisal and that Asset Appraisal of the first two (2) which is closer to the Third Asset Appraisal. The cost of the Third Asset Appraisal shall

be paid by the parties whose Asset Appraisal differed the most from the Third Asset Appraisal.

ARTICLE 15
NON-COMPETE, FORFEITURES AND BUY-OUTS

15.1   **Non-Compete**. Without the prior written consent of the Board, if any Member or an entity owned by a Member directly or indirectly owns, manages, operates, controls, is employed by or participates in the ownership, management, operation or control of, or is connected in any manner with, or has any other direct or indirect financial interest in, any business, firm, person, partnership, corporation, enterprise or concern which is engaged in any business of the type of character competitive with the Company in any and all geographic areas in which Company does business, the Company shall provide Member written default notice at his address set forth on **Exhibit A**, attached hereto, and a period of thirty days to cure such default. In the event the defaulting Member does not cure the default within the prescribed cure period, as determined in the sole discretion of the Board of Directors of the Company, the Company may purchase the Units owned by such defaulting Member for a sum of ten dollars ($10.00). The closing of the buyout of the defaulting Member's Company Interest shall occur thirty (30) days after written notice by the Company to defaulting Member that the default buyout remedy has been chosen. At that time, the Company shall pay to the defaulting Member the sum of $10.00. The defaulting Member shall convey and assign to the Company all of his Units, free and clear of all liens, claims and encumbrances, and the defaulting Member shall execute all documents which may be reasonably required to give effect of the sale and purchase of his Units. The defaulting Member shall be deemed to represent, warrant and agree that its Units to be sold or redeemed hereunder, when so sold or redeemed, shall be free and clear of all liens, claims and encumbrances, and that such defaulting Member shall defend, indemnify, and hold harmless the Company from any such liens, claims and encumbrances. The reasonable costs of such transfer and closing under this Section, including, without limitation, filing fees and attorney's fees shall be borne by the defaulting Member and shall be paid by the defaulting Member at the closing.

ARTICLE 16
MEDIATION AND ARBITRATION

16.1   **Resolutions of Controversies and Claims**. If any controversy or claim, whether based on contract, tort, statute, or other legal or equitable theory (including any claim of fraud, misrepresentation, or fraudulent inducement), arising out of or related to the agreement between and among the Company, its Members, Officers, Directors, employees, or agents (as the agreement is embodied under the Certificate of Formation, this Agreement, resolutions, the Act, and the common law at the time of the acts giving rise to the controversy or claim) ("**Dispute**"), the parties agree to resolve the Dispute as provided in this Article.

16.2   **Mediation**. If the Dispute cannot be resolved by negotiation, the parties agree to submit the Dispute to mediation by a mediator mutually selected by the parties. If the parties are unable to agree upon a mediator, the American Arbitration Association appoints the mediator. In any event, the mediation shall take place within 30 days of the date that a party gives the other party written notice of its desire to mediate the Dispute.

16.3   **Arbitration**.

(a)   If not resolved by mediation, the parties shall resolve the Dispute by arbitration pursuant to this Article and the then-current rules and supervision of the American Arbitration Association. The arbitration shall be held in Clarksdale, Mississippi, before a single arbitrator who is knowledgeable about the laws relating to business entities. The arbitrator may order the parties to exchange copies of non-rebuttal exhibits and copies of witness lists in advance of the arbitration hearing. The arbitrator has no other power, however, to order discovery or depositions unless and then only to the extent that (i) a party would be entitled as a Member to inspect or copy documents or other information of the Company under the Act, or (ii) all parties otherwise agree in writing. The arbitrator's decision and award are final and binding and may be entered in any court having jurisdiction. The arbitrator does not have the power to award, and no one subject to this Article may seek, an award of, punitive, exemplary, or consequential damages, or any damages excluded by or in excess of any damage limitations expressed in this Agreement or any subsequent agreement between the parties. To prevent irreparable harm, the arbitrator may grant temporary or permanent injunctive or other equitable relief.

(b)   Issues of arbitrability are determined in accordance with the Federal substantive and procedural laws relating to arbitration. All other aspects of the Agreement are interpreted in accordance with, and the arbitrator applies and is bound to follow, the substantive laws of the State of Mississippi. Each party bears its own attorneys' fees associated with negotiation, mediation, and arbitration, and other costs and expenses are borne as provided by the rules of the American Arbitration Association. If court proceedings to stay litigation or compel arbitration are necessary, the party who unsuccessfully opposes such proceedings must pay all associated costs, expenses, and attorneys' fees reasonably incurred by the other party.

16.4.   **Confidentiality**. Neither a party, witness, nor the arbitrator may disclose the facts of the underlying dispute or the contents or results of any negotiation, mediation, or arbitration without the prior written consent of all parties, except as necessary (and then only to the extent required) to enforce or challenge the settlement agreement or the arbitration award or to comply with legal, financial or tax reporting requirements.

16.5.   **Limitations on Actions**. No party may bring a claim or action, regardless of form, arising out of or related to this Agreement, including any claim of fraud, misrepresentation, or fraudulent inducement, more than one year after the cause of action accrues, unless the injured party could not have reasonably discovered, and did not discover, the basic facts supporting the claim within one year.

16.6.   **Covered Parties**. The duties to mediate and arbitrate extend to any Member, Director, Officer, employee, shareholder, principal agent, trustee in bankruptcy or otherwise, affiliate, subsidiary, third-party beneficiary, or guarantor of a party making or defending a claim that would otherwise be subject to this Article. Unless the context otherwise requires, references to party or parties within this Article include the foregoing persons.

ARTICLE 17
MISCELLANEOUS PROVISIONS

17.1   **Integrated Agreement**. This Agreement (including all schedules and exhibits referred to herein) constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all agreements, representations, warranties, statements, promises and understandings, whether oral or written, with respect to the subject matter hereof. No party hereto shall be bound by or charged with any oral or written agreements, representations, warranties, statements, promises or understandings not specifically set forth in this Agreement. The terms of this Agreement supersede any description of the Company appearing in any other document.

17.2   **Binding Agreement**. This Agreement shall be binding upon the legal successors of the Members.

17.3   **Governing Law**. Except as otherwise specifically provided herein, this Agreement and all questions arising hereunder shall be determined in accordance with the laws of the State of Delaware, without regard to the conflicts of laws provisions thereof.

17.4   **Notices**. All notices, demands, requests, consents, approvals, waivers, or other communications hereunder shall be in writing and shall be deemed to have been given: (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by facsimile or e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at addresses set forth on **Exhibit A** attached hereto, as amended or at such other addresses as shall be specified by notice given in accordance with this Section.

17.5   **Counterparts; Facsimile**. This Agreement may be executed in counterparts. Execution and delivery of this Agreement by delivery of an electronic copy bearing the electronic signature of a Member shall constitute a valid and binding execution and delivery of this Agreement by such Member. Such facsimile copies shall constitute enforceable original documents.

17.6 **Amendment**.

        17.6.1   Amendments Without Member Approval. The Directors, without the approval of the Members, may amend **Exhibit A** and may make such other amendments to the Certificate of Formation solely to the extent required to accurately reflect the names, addresses and Capital Contributions of the Members and the admission to the Company of any Person in accordance with the terms of this Agreement. In addition to any amendments otherwise authorized herein, amendments may be made to this Agreement from time to time by the Directors without the consent of the Members (a) to cure any ambiguity or to correct or supplement any provision herein which may be inconsistent with any other provision herein or (b) to delete or add any provisions of this Agreement required to be so deleted or added by federal, state or local law or by the Securities and Exchange Commission, the Internal Revenue Service, or any other federal agency or by a state securities or "blue sky" commission, a state revenue or taxing authority or any other similar entity or official.

    (i)   17.6.2   Conditions to Other Amendments. Except as provided in Section 17.61, this Agreement may be amended in whole or in part by the affirmative vote of the Directors who control a majority of the votes on the Board of Directors.

    17.7   **Severability**. In the event that any provision of this Agreement shall be held to be invalid or unenforceable, the same shall not affect in any respect whatsoever the validity or enforceability of the remainder of this Agreement.

    17.8   **Terminology and Construction**. All personal pronouns used in this Agreement, whether used in the masculine, feminine or neuter gender, shall include all other genders, and the singular shall include the plural and vice versa. Titles of Articles, Sections and Subsections are for convenience only, and neither limit nor amplify the provisions of this Agreement. All references herein to Articles, Sections, Subsections, clauses and schedules should be deemed references to such parts of this Agreement unless the context otherwise requires. Each party has reviewed this Agreement and has been provided the opportunity to revise this Agreement and accordingly, the normal rule of construction to the effect that any ambiguities are resolved against the drafting party shall not be employed in the interpretation of this Agreement. Instead, the language of all parts of this Agreement shall be construed as a whole, and according to its fair meaning, and strictly for or against any party.

    17.9   **Further Assurances**. Each party hereto agrees to do all acts and things, and to make, execute and deliver such written instruments, as shall from time to time be reasonably required to carry out the terms and provisions of this Agreement and to give effect to the transactions contemplated hereby.

    17.10   **Confidentiality**. Except as required in the normal conduct of a Member's business or by law, no Member, without the approval of the other Members, during continuance of the Company or after its termination shall at any time during the term of this Agreement or thereafter divulge to any Person not a member of the Company, other than its attorneys, accountants, employees and professional advisers, any information concerning the business of the Company or the content of this Agreement or any other contract or agreement entered into by the Company. A Member may, however, disclose to third parties the existence of the Company and the names of the Members.

    17.11   **No Third-Party Rights**. This Agreement shall not (directly, indirectly, contingently or otherwise) confer or be construed as conferring any rights or benefits on any Person that is not named a Member or a permitted transferee of a Member hereunder. Prevailing Party Costs. In the event that any party hereto institutes legal action to enforce the provisions of this Agreement, the prevailing party therein shall be entitled to be awarded by the court reasonable attorneys' fees (including the reasonable cost of in-house and/or staff counsel) incurred in such action.

    17.12   **Loans and Other Transactions with Members and Affiliates**. From time to time, the Company may enter into transactions with, or borrow funds from, a Member or Related Party. As a material consideration and inducement for entering into a transaction with, or making a loan to, the Company, it is agreed that the Member or Related Party, and their respective successors and assigns, or any person, firm or entity acting on behalf of, or on the directions of, such Member or Related Party, involved in such transaction or loan, may, at any time and for any reason, exercise and enforce any and all provisions, rights and remedies provided for in the underlying legal documents or

available at law or in equity, for such transaction or loan, including, but not limited to, foreclosing on any property of the Company pledged as collateral for a loan, initiating adversarial legal proceedings against the Company, or taking any other actions which could have an adverse effect on the Company or its other Members or their respective Related Parties. The exercise or enforcement of any such provisions, rights or remedies shall not, under any circumstances, be construed as a breach of any fiduciary duty, legal, equitable or otherwise, owed by the Member or Related Party to the Company or its Members or their respective Related Parties, it being expressly understood by all that such provisions, rights and remedies may be exercised and enforced to the fullest extent permitted by applicable law. Neither the Company or its Members or their respective Related Parties shall be entitled to defend against the exercise or enforcement of any such provisions, rights and remedies on any ground relating, directly or indirectly, to the fact that the Member has an ownership interest in the Company or that the Related Party is affiliated with a Member of the Company. If the Company, any Member or any Related Party violates or seeks to violate the provisions of this Section by raising such a defense, then, in addition to any other rights available at law or in equity, the defending party shall have the right to plead the provisions of this Section as a waiver, estoppel or other appropriate response or defense to any conflicting allegation or contention.

17.13   **Attorneys' Fees**. In the event that any party hereto institutes any legal suit, action or proceeding, including arbitration, against another party in respect of a matter arising out of or relating to this Agreement, the prevailing party in the suit, action, or proceeding shall be entitled to receive, in addition to all other damages to which it may be entitled, the costs incurred by such party in conducting the suit, action, or proceeding, including reasonable attorneys' fees and expenses and court costs.

17.14   **Successors and Assigns**. Subject to the restrictions on transfers set forth herein, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors, and assigns.

17.15   **Equitable Remedies**. Each party hereto acknowledges that a breach or threatened breach by such party of any of its obligations under this Agreement would give rise to irreparable harm to the other parties, for which neither monetary damages nor the remedies provided for in Article 16 would be adequate remedies, and hereby agrees that in the event of a breach or a threatened breach by such party of any such obligations, each of the other parties hereto shall, in addition to any and all other rights and remedies that may be available to them in respect of such breach, be entitled to equitable relief, including a temporary restraining order, an injunction, specific performance, and any other relief that may be available from a court of competent jurisdiction (without any requirement to post bond).

17.16   **Remedies Cumulative**. The rights and remedies under this Agreement are cumulative and are in addition to and not in substitution for any other rights and remedies available at law or in equity or otherwise.

17.17   **Independent Counsel**. Each Member has read this Agreement and acknowledges that: (a) counsel for the Company prepared this Agreement on behalf of the Company; (b) such Member has been advised that a conflict may exist between such Member's interests, the interests of the other Members, and/or the interests of the Company; (c) this Agreement may have significant legal, financial planning, and/or tax consequences to such Member; (d) counsel for the Company has made no representations to such Member regarding such consequences; (e) such Member has been advised to seek the advice of independent counsel regarding such consequences; and (f) such Member has had the opportunity to seek the advice of independent counsel.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, this Agreement has been executed by the Members as of the Effective Date.

MEMBERS:

DELTA ILEX, LLC

By: _____
Oliver Luckett (Jun 4, 2021 13:58 CDT)
Oliver Luckett, President

FLORIDA ILEX, LLC

By: _____
Bryon White (Jun 4, 2021 14:59 EDT)
Bryon White, President

EXHIBIT A

MEMBERS AND OWNERSHIP

NAME AND ADDRESS OF MEMBER	CLASS A UNITS OWNED	CLASS B UNITS OWNED	PERCENTAGE INTEREST
Delta Ilex, LLC Attn: Oliver Luckett, President [redacted]	500	0	50.0%
Florida Ilex, LLC Attn: Bryon White, President [redacted]	500	0	50.0%

Operating Agreement - Ilex Organics, LLC v1

Final Audit Report   2021-06-04

Created:	2021-06-04
By:	Joel Sklar ▮▮▮▮▮▮
Status:	Signed
Transaction ID:	CBJCHBCAABAAQgz4HCmzCmJ4cvyqQ6lPDEQFxKje-r_-

"Operating Agreement - Ilex Organics, LLC v1" History

📄 Document created by Joel Sklar ▮▮▮▮▮▮
2021-06-04 - 6:53:40 PM GMT- IP address: 73.59.161.174

✉ Document emailed to Oliver Luckett ▮▮▮▮▮▮ for signature
2021-06-04 - 6:54:40 PM GMT

📄 Email viewed by Oliver Luckett ▮▮▮▮▮▮
2021-06-04 - 6:56:58 PM GMT- IP address: 66.249.80.161

✍ Document e-signed by Oliver Luckett ▮▮▮▮▮▮
Signature Date: 2021-06-04 - 6:58:04 PM GMT - Time Source: server- IP address: 160.3.241.233

✉ Document emailed to Bryon White ▮▮▮▮▮▮ for signature
2021-06-04 - 6:58:06 PM GMT

📄 Email viewed by Bryon White ▮▮▮▮▮▮
2021-06-04 - 6:58:14 PM GMT- IP address: 66.249.88.147

✍ Document e-signed by Bryon White ▮▮▮▮▮▮
Signature Date: 2021-06-04 - 6:59:03 PM GMT - Time Source: server- IP address: 108.188.224.238

✅ Agreement completed.
2021-06-04 - 6:59:03 PM GMT